Exhibit 99.1

Independent Technical Report

Nieves Property

Zacatecas State, Mexico

Quaterra Resources Inc.
1199 West Hastings Street, Suite 1100
Vancouver, British Columbia, Canada
V6E 3T5

and

Blackberry Ventures 1, LLC.
30 Rockefeller Plaza, Suite 4250,
New York, New York 10112

Effective date: August 5th, 2010
Submission Date: September 17th, 2010

Prepared By:

Caracle Creek International Consulting Inc.
Michelle Stone, Ph.D., P.Geo.

Independent Technical Report:
Nieves Property
Quaterra Resources Inc. & Blackberry Ventures 1, LLC.

Office Locations	This report has been prepared by Caracle
Creek International Consulting Inc. (CCIC) on
Toronto	behalf of Quaterra Resources Corp. and Blackberry Ventures 1, LLC
34 King Street East, 9th Floor
Toronto, ON
Canada, M5C 2X8	2010

Tel: +1.416.368.1801
Fax: +1.416.368.9794
CDNops@cciconline.com

Vancouver
409 Granville Street, Suite 1409
Vancouver, BC
Canada, V6C 1T2

Tel: +1.604.637.2050
Fax: +1.604.602.9496
CDNops@cciconline.com

Sudbury
25 Frood Road
Sudbury, ON
Canada, P3C 4Y9

Tel: +1.705.671.1801
TF: +1.866.671.1801
Fax: +1.705.671.3665
CDNops@cciconline.com

Johannesburg
7th Floor
The Mall Offices
11 Cradock Avenue, Rosebank
South Africa

Tel: +1.27.(0).11.880.0278	Issued by: Toronto Office
Fax: +1.27(0).11.447.4814
SAops@cciconline.com

www.cciconline.com

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Independent Technical Report:
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Quaterra Resources Inc. & Blackberry Ventures 1, LLC.

TABLE OF CONTENTS

1.0	SUMMARY	8
2.0	INTRODUCTION AND TERMS OF REFERENCE	11
2.1	INTRODUCTION	11
2.2	TERMS OF REFERENCE	11
2.3	UNITS	12
3.0	RELIANCE ON OTHER EXPERTS	14
4.0	PROPERTY DESCRIPTION AND LOCATION	15
4.1	LOCATION OF MINERALIZATION AND WORKINGS	15
4.2	TERMS OF AGREEMENTS	19
4.3	ENVIRONMENTAL LIABILITIES AND REQUIRED PERMITS	20
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	21
5.1	ACCESS	21
5.2	PHYSIOGRAPHY, VEGETATION AND CLIMATE	21
5.3	INFRASTRUCTURE AND LOCAL RESOURCES	26
6.0	HISTORY	27
6.1	PRIOR OWNERSHIP AND OWNERSHIP CHANGES	27
6.2	HISTORICAL MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	30
7.0	GEOLOGICAL SETTING	31
7.1	REGIONAL GEOLOGY	31
7.2	PROPERTY GEOLOGY	31
7.2.1	Mesozoic Rocks	33
7.2.2	Tertiary Clastic Rocks	33
7.2.3	Tertiary Volcanic Rocks	33
7.2.4	Structural Geology	33
8.0	DEPOSIT TYPE	35
8.1	EPITHERMAL HIGH-GRADE SILVER VEINS	35
8.2	OTHER DEPOSIT TYPES IN THE DISTRICT	37
9.0	MINERALIZATION	40
9.1	ALTERATION AND STYLES OF MINERALIZATION	40
9.1.1	Jasperoid Structures	40

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Independent Technical Report:
Nieves Property
Quaterra Resources Inc. & Blackberry Ventures 1, LLC.

9.1.2	Iron carbonate veins	40
9.1.3	Carbonate-quartz-sulphide veins	41
9.1.4	Calcite-manganese-oxide breccias and veins	41
9.2	MINERALIZED ZONES	41
9.3	CALIFORNIA VEIN SYSTEM	41
9.4	CONCORDIA-SAN GREGORIO-DOLORES VEIN SYSTEM	42
9.5	SANTA RITA VEIN SYSTEM	42
9.6	MANGANESE MINERALIZATION	43
10.0	EXPLORATION	44
10.1	2010 GEOPHYSICAL SURVEYS	46
10.1.1	Procedures	46
11.0	DRILLING	56
12.0	SAMPLING METHOD AND APPROACH	63
12.1	DRILLING	63
12.2	METALLURGY	64
13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	66
13.1	PROTOCOLS	66
13.2	DRILL PROGRAM QA/QC 2009-2010	67
14.0	DATA VERIFICATION	75
14.1	SITE VISITS AND DATABASE	75
14.2	2010 SITE VISIT CHECK SAMPLES	75
15.0	ADJACENT PROPERTIES	78
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	79
17.0	MINERAL RESOURCE AND RESERVE ESTIMATES	80
17.1	DATABASE, SOFTWARE AND THREE DIMENSIONAL MODEL	82
17.2	COMPOSITING	82
17.3	BLOCK MODEL	87
17.4	DENSITY	87
17.5	BLOCK INTERPOLATION	88
17.6	CLASSIFICATION	89
17.7	RESULTS	90
17.8	VALIDATION	94
17.9	PREVIOUS RESOURCES	95

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Quaterra Resources Inc. & Blackberry Ventures 1, LLC.

17.10	ISSUES THAT COULD AFFECT THE MINERAL RESOURCE	100
17.11	FUTURE EXPLORATION	103
17.12	MINERAL RESERVES ESTIMATION	105
18.0	OTHER RELEVANT DATA AND INFORMATION	106
19.0	INTERPRETATION AND CONCLUSIONS	107
20.0	RECOMMENDATIONS	109
21.0	REFERENCES	110
22.0	STATEMENTS OF AUTHORSHIP	112
23.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	113

Figures

Figure 4-1 Location of the Nieves Property in the north-central part of Zacatecas state, Mexico.	16

Figure 4-2 General location of the Nieves Property showing major roads, waterways and the Property outline.	17

Figure 4-3 Concessions of the Nieves Property.	18

Figure 5-1 Photograph showing typical vegetation on the Nieves Property. The view is to the south-southeast. The light green plant in the mid-ground is the desert agave, (Agave desertii), a succulent plant that has been used by native people in a variety of ways including for food, making soap and textiles. The ridge across the photos is the Chicharrona Hills that host manganese mineralization to the northeast of the photo (to the left).	22

Figure 5-2 Outcrop exposures in an arroyo on the east side of the Nieves Property.	23

Figure 5-3 Major geological and physiographical belts and mining districts within Mexico and the location of the Nieves Property.	24

Figure 5-4 Local vegetation. A) Organ pipe cactus. B) Buckhorn cactus. C) Prickly pear cactus. D) Tasajillo. E) Creosote bush. F) Eucalyptus tree. G) Mesquite tree. H). Huizache.	25

Figure 7-1 Map showing the geology of the Nieves Property.	32

Figure 8-1 Schematic cross-section of a typical rift related epithermal low-sulphidation system (after Corbett, 2004).	36

Figure 10-1 Summary plan showing the location of geophysical anomalies identified during 2010 along the Concordia-San Gregorio-Dolores vein system. Cross-section 9600E (in bold) is shown in Figure 10-2.	48

Figure 10-2 Cross section along Line 9600E showing the IP grid results over the Concordia-San Gregorio-Dolores vein systems.	50

Figure 10-3 Summary plan showing the location of geophysical anomalies identified during 2010 along the Concordia-San Gregorio-Dolores vein systems. Cross-section 9600E (in bold) is shown in Figure 10.2.	51

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Independent Technical Report:
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Figure 10-4 Cross sections with IPR results on lines 9400E, 9200E and 9000E, immediately west of Line 9600E (Figure 10.2).	53

Figure 10-5 Plan view of IPR responses associated with the Santa Rita vein system.	54

Figure 10-6 Plan view of IPR responses associated with the California vein system.	55

Figure 11-1 Histogram showing the frequency of the percent deviation in the down hole azimuth. The majority of the data has a down hole azimuth deviation of less than or equal to 7%.	57

Figure 12-1 Histogram showing the 2009-2010 drill sampled intervals for the Nieves Property.	64

Figure 13-1 Scatter plot of gold assays for blank samples showing 3 outlier points.	68

Figure 13-2 Scatter plot showing silver in blank samples assayed by fire assay showing 2 outlier points.	68

Figure 13-3 Scatter plot showing silver in blank samples assayed by ICP showing 1 outlier point.	69

Figure 13-4 Graphs showing the gold grade (g/t) in standard analyses of CDN-SE-1 as determined by fire assay methods. Top graph shows all data. Bottom graph shows data with 3 outliers removed.	70

Figure 13-5 Graph showing the silver grade (g/t) in standard analyses of CDN-SE-1 as determined by fire assay methods. Top graph shows all data. Bottom graph shows data with 1 outlier removed. Solid lines: red = expected value, blue = 1 standard deviation and orange = 2 standard deviations. Dotted red line = lower limit of expected value range.	71

Figure 13-6 Histogram showing silver grade of selected duplicate samples with the cumulative % of all the assays and the 2009-2010 assays for comparison.	72

Figure 13-7 Duplicate assays for gold (top = all data, bottom = 3 outliers removed).	73

Figure 13-8 Duplicate assays for silver.	74

Figure 14-1 Scatter plot showing good correlation between primary gold and check sample assays.	76

Figure 14-2 Scatter plot showing good correlation between primary silver and check sample assays.	77

Figure 17-1La Quinta (brown) and San Gregorio North (green) ore solids used to constrain the tonnage and grade estimations (top). The lower image shows the high grade solid within the outer boundary of the La Quinta zone.	81

Figure 17-2 Histogram showing sampled drill hole intervals.	83

Figure 17-3 Histogram of silver in the La Quinta high grade zone.	84

Figure 17-4 Histogram of gold grades in the La Quinta high grade zone.	84

Figure 17-5 Histogram of silver in the La Quinta zone.	85

Figure 17-6 Histogram of gold grades in the La Quinta zone.	85

Figure 17-7 Histogram of gold grades in the San Gregorio North zone.	86

Figure 17-8 Histogram of gold grades in the San Gregorio North zone.	86

Figure 17-9 Graph showing relation between SG and silver grade.	88

Figure 17-10 Indicated (red) and Inferred (green) Mineral Resources in the La Quinta zone (plan view) shown with a 45 g/t silver cut-off. Drill hole traces are shown in black.	92

Figure 17-11 Inferred mineral resources in the San Gregorio North zone (plan view). Blue = less than 45 g/t silver and red = greater than or equal to 45 g/t silver as estimated using the inverse distance squared method. Drill hole traces are shown in black.	94

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Independent Technical Report:
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Quaterra Resources Inc. & Blackberry Ventures 1, LLC.

Figure 17-12 Tonnes vs grade curves showing the results of the inverse distance squared (top) and nearest neighbour (bottom) models for the La Quinta zone. The blue line is the Indicated tonnes and the red line is the silver grade.	96

Figure 17-13 Tonnes vs grade curves showing the results of the inverse distance squared (top) and nearest neighbour (bottom) models for the San Gregorio North zone. The blue line is the Inferred tonnes and the red line is the silver grade.	97

Figure 17-14 Graphs comparing the Indicated and Inferred silver ounces estimated by both the inverse distance squared (top) and nearest neighbour methods (bottom) for the La Quinta zone, The black line is1:1.	98

Figure 17-15 Tonnes vs grade curves showing the results of the inverse distance squared (top) and nearest neighbour (bottom) models for the San Gregorio North zone. The blue line is the Inferred tonnes and the red line is the silver grade.	99

Figure 17-16 Indicated (blue) and Inferred (green) mineral resources in the la Quinta zone (plan view). No cut-off applied. Drill hole traces are shown in black.	101

Figure 17-17 Indicated (blue) and Inferred (green) mineral resources in the la Quinta zone (plan view). 45 g/t silver cut-off applied (base case). Drill hole traces are shown in black.	102

Figure 17-18 Conceptual pits with 45° slopes showing all mineralization > 45 g/t silver. The brown pit is surrounding the Indicated mineral resources. The larger blue pit incorporates the Inferred material and shows where drilling is needed to potentially upgrade the resource class. Drill hole traces are shown in black.	104

Figure 17-19 Conceptual pits with 50° slopes showing all mineralization > 45 g/t silver. The purple pit is surrounding the Indicated mineral resources. The larger yellow pit incorporates the Inferred material and shows where drilling is needed to potentially upgrade the resource class. Drill hole traces are shown in black.	104

Tables

Table 4-1 Nieves Property Concessions	19

Table 6-1 Exploration programs completed by Kennecott, Western and Quaterra from 1995 through 2000.	28

Table 6-2 Drill programs completed by Kennecott, Western and Quaterra from 1995 through 2000	28

Table 6-3 Significant drill results for drilling completed by Quaterra in 1999 and 2000.	29

Table 6-4 Historic Santa Rita resources* calculated by CRM (Cavey, 1999).	30

Table 8-1 Stratigraphy of the Fresnillo District (modified from Ruvalcaba-Ruiz et al., 1988; Wendt, 2002).	38

Table 8-2 Major Altiplano Ore Deposits (after Wendt, 2002).	39

Table 10-1 Exploration programs completed jointly by Quaterra and Blackberry on the Nieves Property from 2004 through 2008.	44

Table 10-2 Diamond drilling completed jointly by Quaterra and Blackberry on the Nieves Property from 2004 through 2008.	45

Table 10-3 Details of the 2010 IPR survey on the Nieves Property.	47

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Independent Technical Report:
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Table 11-1 Selected high grade silver assay results from the Nieves Property. True width is ~80% of sample interval.	58

Table 12-1 Composite sample details (silver as determined by ALS during the exploration program).	65

Table 13-1 Range of expected assay values for standard CDN-SE-1.	67

Table 13-2 Statistical analysis of pulp duplicates.	72

Table 14-1 Statistical analysis of check samples.	76

Table 17-1 Sample interval length and frequency for the different drill hole types.	80

Table 17-2 Sample intervals and frequency.	83

Table 17-3 Summary of assay statistics for composite samples in the La Quinta high grade zone	84

Table 17-4 Summary of assay statistics for composite samples in the La Quinta zone (includes high grade zone).	85

Table 17-5 Summary of assay statistics for composite samples in the San Gregorio North zone.	86

Table 17-6 Block model description.	87

Table 17-7 Nieves Property SG data.	87

Table 17-8 Current Indicated and Inferred mineral resources for the Concordia and San Gregorio vein systems reported at a 45 g/t silver cut-off grade (base case)1.	91

Table 17-9 Current Indicated and Inferred mineral resources for the Concordia and San Gregorio vein systems reported at various silver ranges (g/t)1.	91

Table 17-10 Current Indicated and Inferred mineral resources of the San Gregorio North reported at various silver ranges (g/t)1. Base case is highlighted.	93

Table 17-11 Indicated and Inferred resources for the Concordia vein system on the Nieves Property reported at a 60 g/t silver cut off.	95

Appendices

Appendix 1 – Certificate of Authorship

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Independent Technical Report:
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Quaterra Resources Inc. & Blackberry Ventures 1, LLC.

1.0	Summary

Caracle Creek International Consulting Inc. ("CCIC") was retained by Quaterra Resources Inc. (“Quaterra”), a Toronto Stock Exchange listed company, and Blackberry Ventures 1, LLC. (“Blackberry”), a privately held company, to complete a site visit and prepare an updated Independent Technical Report (the "Report"), compliant with National Instrument 43-101 ("NI 43-101"), companion policy NI 43-101CP and Form 43-101F1 on its Nieves Property (the “Property”) in Zacatecas State, Mexico.  The Nieves Property encompasses several thin high grade silver-bearing veins contained within more diffuse zones of lower grade silver-gold mineralization over an area of 6,050 ha.  These occurrences include the Concordia, San Gregorio, Dolores, and Santa Rita vein systems, located approximately 3 km southwest of the town of Nieves (now formally named Francisco R. Murguia), Zacatecas, Mexico.

This Report provides an update on exploration activities completed since the 2009 mineral resource estimate including a review of the quality assurance/quality control (“QA/QC”) program associated with diamond drilling program completed in 2010.  An updated NI 43-101 compliant mineral resource estimate of silver and gold (“the Resource Estimate”) for the epithermal Concordia and San Gregorio veins, specifically the La Quinta Zone and San Gregorio North zones, respectively, is also presented with recommendations for future work on the Property.

There are three west-southwest bearing, steep south-dipping vein systems on the Nieves Property, which, from south to north, are the Santa Rita-El Rosario; Concordia-Dolores-San Gregorio; and the La California veins. The Santa Rita and Concordia-Dolores-San Gregorio veins have historic production and are marked by numerous shafts, pits, dumps and old buildings. Mining ceased in 1910, with the onset of the Mexican Revolution. Several small-scale efforts to re-open the mines occurred thereafter but no modern exploration took place until 1994. Historic production focused on narrow bonanza veins, and production grades were in excess of 4,000 g/t silver.

The mineral occurrences in the Santa Rita and Concordia-Dolores-San Gregorio veins are hosted in two to ten meter thick shear zones with reverse offset and secondary fault splays in the footwall. The thin (less than 2m wide), sheeted silver-gold bearing veins were deposited during a period of distention and normal offset in Oligocene time. There are three types of veins: silica breccia, quartz-sulfide and ferroan carbonate.  Sulfide content varies from minor to 50% pyrite-stibnite-sphalerite-chalcopyrite-galena; marcasite is present in the silica breccia veins.

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Independent Technical Report:
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Identified silver minerals are tetrahedrite-pyrargyrite.  A sulfidation alteration halo of 2-5% disseminated pyrite that weathers to an acid leached “bleached” white clay alteration surrounds the mineralized shears. This alteration is geochemically anomalous in gold, arsenic and antimony with erratic silver, copper, lead and zinc.  An Eocene-Oligocene paleo-erosion surface in the northwest corner of the district indicates that the historic mines have exploited only the upper third of the epithermal mineral system.

The Concordia-Cerro San Gregorio zone, based on the interpretation of alteration assemblages and geophysical studies completed prior to 2010, has dimensions of 2.5 km by 1.5 km and generally trends northeasterly.  The California zone is about 2.5 km long by 250m wide.  The Santa Rita zone also trends northeasterly and is approximately 2 km long by 600m wide.

From 1999 through 2008 just over 31,000m of drilling were completed in 82 holes by Quaterra and Blackberry.  An initial mineral resource estimate was subsequently prepared in 2009 by the author, Michelle Stone, Ph.D., P.Geo., a Senior Geologist with CCIC.  Almost 2.9 million tonnes of Indicated resources grading ~110 g/t silver (~10.25 million silver ounces) and 0.13 g/t gold were estimated in addition to ~2.25 million tonnes of Inferred resources grading ~96.5 g/t silver (~7 million silver ounces) and 0.12 g/t gold along the Concordia vein system.  It was recommended that a program of step out and infill drilling be completed to better define high grade resources within the area modeled.

In 2010, 6,118.70m of diamond drilling was completed in 29 holes on the Property in part targeting this mineralization.  Holes were also drilled to the north (San Gregorio structure). After a review of the 2010 QA/QC program data, an updated mineral resource estimate for the Property was prepared by the author.   An initial resource was released on August 5, 2010 for the San Gregorio North zone of just over 4 million tonnes of Inferred material with an estimated grade of 79.4 g/t silver and 0.15 g/t gold equating to almost 10.25 million ounces of silver and over 19,000 ounces of gold.  Resources estimated for the La Quinta zone include almost 4.6 million tonnes of Indicated material averaging 103.4 g/t silver (~15.26 million silver ounces) and 0.10 g/t gold in addition to just over 10.5 million tonnes of Inferred material grading 85.5 g/t silver (~ 28.9 million silver ounces) and 0.08 g/t gold.  These resources were reported with a 45 g/t cut off with tonnes rounded to the nearest 1,000 and grades reported to two (2) decimal places.  The estimated mineral resources for both zones display strong continuity along strike and down dip and mineralization is interpreted to continue beyond the extent of current drilling as suggested by recent geophysical surveying.

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Additional drilling to the west and east along both the Concordia and San Gregorio veins is recommended to potentially increase and upgrade currently estimated mineral resources. Drill testing of geophysical anomalies along the Orion, Santa Rita, Dolores and California vein systems interpreted from the 2010 surveys should also be completed.  To advance the La Quinta and the San Gregorio North deposit towards a development stage, a preliminary assessment (scoping study) is required to establish initial mining and economic parameters.  Additional drilling may be required to evaluate sites for future infrastructure development. Continued diligent QC monitoring is required as is a review and revision of Quaterra’s QA/QC procedures as exploration progresses.

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2.0	Introduction and Terms of Reference

2.1	Introduction

CCIC was retained by Quaterra and Blackberry to conduct a site visit and prepare an updated NI 43-101 compliant independent resource estimate and technical report on their Nieves Property in Zacatecas State, Mexico.  This Report is intended to provide an overview of the work programme conducted by Quaterra and Blackberry in 2009 and 2010 and the results of the resource estimate.

The author, Michelle Stone, (P.Geo., CCIC) visited the Property on May 19th and 20th, 2010 where she was shown the drill collar locations from the Phase VI exploration programme (2009-2010).  Significant intersections from eight (8) diamond drill holes were reviewed and six (6) samples selected for check analysis.

The Report is based on information supplied by Quaterra and its representatives, review of public domain data, and incorporation of relevant mining and geological literature as listed in the References section.  Michelle Stone (P.Geo., CCIC) is the Qualified Person responsible for preparation of this report.  Ms. Stone completed a review of the Property data in May and June, 2010 and was on site May 19th and 20th, 2010.

2.2	Terms of Reference

Frequently used abbreviations and acronyms are:

%	percent
°C	degrees Celsius
AA	atomic absorption spectrometry
Ag	silver
AMR	advance minimum royalty payment
Au	gold
Blackberry	Blackberry Ventures 1, LLC.
CCIC	Caracle Creek International Consulting Inc.
CIM	Canadian Institute of Mining, Metallurgical and Petroleum
cm	centimetre(s)
CS-IP	IP data collected with the CSAMT array
CSAMT	controlled source audio-frequency magneto-telluric
DDH	diamond drill hole
FA	fire assay
g	gram(s)

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g/t	grams per tonne
Ha	hectares
ICP	inductively coupled plasma spectroscopy
ICPMS	inductively coupled plasma mass spectroscopy
INIFAP	Instituto de Investigaciones Forestales Agricolas y Pecuarias
IPR	induced polarization and resistivity – geophysical method
Kennecott	Kennecott Exploration Company
km	kilometres(s)
m	metre(s)
m2	metres squared
m3	metres cubed
Minera Agua Tierra	Minera Agua Tierra, S.A. de C.V.
mm	millimetre(s)
NSR	net smelter royalty
oz	ounces
P.Geo.	Professional Geoscientist
Peñoles	Peñoles, S.A. de C.V.
ppm	parts per million
Quaterra	Quaterra Resources Inc.
RC	reverse circulation drilling method
t	metric tonne
tpd	tonnes per day
Western	Western Copper Holdings Ltd.

2.3	Units

The Metric System is the primary system of measure and length used in this Report and is generally expressed in kilometres (km), metres (m) and centimetres (cm); volume is expressed as cubic metres (m3), mass expressed as metric tonnes (t), area as hectares (ha), and silver (Ag) and gold (Au) in grams per tonne (g/t) which is an equivalent unit of parts per million (ppm).  Metals and minerals acronyms in this report conform to mineral industry accepted usage and the reader is directed to www.maden.hacettepe.edu.tr/dmmrt/index.html for a glossary of commonly used terms.

Conversion factors used in this Report are:

1 troy ounce = 31.103 g/t

1 ppm (part per million) = 1 g/t

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12.5 Mexican pesos = US$1

Dollars are expressed in Canadian currency (CDN$) except where noted.

Where quoted, Universal Transverse Mercator (UTM) coordinates are provided in the NAD27 datum, Zone 13.

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3.0	Reliance on Other Experts

CCIC has completed this Report in accordance with the methodology and format outlined in NI 43-101, companion policy NI 43-101CP and Form 43-101F1. This Report was prepared by competent and professional individuals from CCIC on behalf of Quaterra and is directed solely for the development and presentation of data with recommendations to allow Quaterra and current or potential partners to reach informed decisions.

The information, conclusions and recommendations contained herein are based on a review of digital and hard copy data and information supplied to CCIC by the Company, as well as various published geological reports, and discussions with representatives from the Company who are familiar with the Property and the area in general. CCIC has assumed that the reports and other data listed in the “References” section of this report are substantially accurate and complete.

CCIC has reviewed information provided by Quaterra regarding the technical aspects of the Project not available in the public domain.  All of these sources appear to be of sound quality. CCIC is unaware of any technical data other than that presented by Quaterra or its agents relevant to the project.  Information on mineral title and ownership, and status of concessions as outlined in this Report were obtained from Quaterra and its representatives.  A title opinion has not been prepared for the Property.  The author has not reviewed land tenure documents, nor has she reviewed the legal status or ownership of the Property or underlying option and joint venture agreement, and NSR agreements, except what is disclosed in publicly disseminated news releases.  To the best of Quaterra’s knowledge the 16 current property titles are in good standing and no notifications have been received that any of the claims are invalid.  The author has accepted Quaterra’s representations that these titles and legal agreements are valid.

Some relevant information on the Property presented in this Report is based on data derived from reports written by geologists and/or engineers, whose professional status may or may not be known in relation to the NI 43-101 definition of a Qualified Person. CCIC has made every attempt to accurately convey the content of those files, but cannot guarantee either the accuracy or validity of the work contained within those files.  However, CCIC believes that these reports were written with the objective of presenting the results of the work performed without any promotional or misleading intent. In this sense, the information presented should be considered reliable, unless otherwise stated, and may be used without any prejudice by Quaterra.

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Independent Technical Report:
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4.0	Property Description and Location

The Nieves silver Property is located in the Francisco R. Murguia Municipality of the Zacatecas Mining District near the southeastern boundary of the Sierra Madre Occidental Physiographic Province in central Mexico (Figure 4-1). The Property is centered near coordinates at 23o58’N latitude and 103o03’W longitude on the 1:250,000 Fresnillo topographic map sheet (F13-6).

The Nieves Property consists of 16 concessions covering approximately 6,050 ha (Table 4-1, Figure 4-2 and Figure 4-3).  These concessions are registered in the name of Minera Agua Tierra, a Mexican company wholly owned by Quaterra. The location of a concession is determined from the position of a single claim monument (“mojonera”).  The corners are all located based on surveyed distances and bearings from that monument by a registered Mexican Mineral Concession Surveyor.

In 2010 Quaterra and Blackberry (through Minera Agua Tierra) are required to pay US$41,380 in taxes during the year to maintain the concessions (Table 4-1).  Similar amounts are expected to be required in 2011. The Nieves Property is jointly owned by Quaterra and Blackberry. Net smelter return royalties remain outstanding on each of the concessions acquired from Kennecott and the Mexican concessionaires.

4.1	Location of Mineralization and Workings

The Nieves Property encompasses three silver veins systems.  These vein systems have been the focus of historical mining activity, much of which is poorly documented.  Previous mining operations were conducted by privately-held mining companies.  Open shafts and small pits are abundant, largely unmarked and in some cases completely hidden.  Open shafts in the area of the core logging facility and the 2008-2010 drilling programs have been flagged with caution tape and in the case of the San Gregorio No. 1 shaft, enclosed by a fence.

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STATE OF ZACATECAS
Nieves Silver Property
MELCHOR OCAMPO
MAZAPIL
CONCEPCION DEL ORO
EL SALVADOR
EDO DE NUEVO LEON
MIGUEL AUZA
JUAN ALDAMA
NIEVES
RIO GRANDE
SOMBRERETE
CAÑITAS DE FELIPE PESCADOR
SAIN ALTO
CHALCHIHUITES
JIMENEZ DEL TEUL
VILLA DE COS
FRESNILLO
ESTADO SAN LUIS POTOSI
G. E.ESTRADA
VICTOR ROSALES
PANUCO
MORELOS
VETAGRANDE
ZACATECAS
VALPARAISO
GUADALUPE
G. PANFILO NATERA
SUSTICACAN
JEREZ DE GARCIA SALINAS
OJOCALIENTE
TEPETONGO
GENARO CODINA
VILLA GONZALEZ ORTEGA
LUIS MOYA
NORIA DE ANGELES
VILLANUEVA
SAN PEDRO PIEDRA GORDA
VILLA HIDALGO
MONTE ESCOBEDO
LORETO
PINOS
G. PANFILO NATERA
VILLA GARCIA
G. JOAQUIN AMARO
MOMAX
TABASCO
TLALTENANGO DE SANCHEZ ROMAN
ATOLINGA
HUANUSCO
TEPECHITLAN
JALPA
BENITO JUAREZ
APOZOL
TEUL DE GONZALEZ ORTEGA
JUCHIPILA
APULCO
NOCHISTLAN DE MEJIA
GARCIA DE LA CADENA
MOYAHUA DE ESTRADA
MEZQUITAL DEL ORO
N
EXPLANATION
RAILROAD
INTERNATIONAL HIGHWAY
STATE AND FEDERAL HIGHWAY
STATE CAPITAL
MUNICIPAL SEAT
MEXICO
GULF OF MEXICO

Figure 4-1 Location of the Nieves Property in the north-central part of Zacatecas state, Mexico.

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690,000
695,000
700,000
705,000
710,000
2,660,000
2,655,000
2,650,000
2,645,000
Highway 49
FCO. R. MURGUIA
Quaterra Resources Inc.
Nieves Property
Legend:
Cities
Roads
Utility Lines
Rail Lines
Rivers
Lakes
Property Outline
Quaterra Resources Inc.
Nieves Project, Zacatecas ,Mexico.
Scale
0 1 2 3 4 5 km
Quaterra
Property Location Map,
Nieves Project, Zacatecas ,Mexico.
Date: 03/09/10
Scale: 1:100,000
Figure
Projection: UTM, Nad83, Zone 13N
Office/Author: Vancouver/gra
Caracle Creek International Consulting Inc.
Geological & Geophysical Consultants

Figure 4-2 General location of the Nieves Property showing major roads, waterways and the Property outline.

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695,000
700,000
705,000
2,655,000
2,650,000
Highway 49
FCO. R. MURGUIA
Quaterra Resources Inc.
Nieves Property
2
4
5
7
9
10
12
13
14
15
16
101
1
3
Concession
1 - Nieves F. I - 220487
2 - San Gregorio I - 209552
3 - Nieves 5 - 230071
4 - Orion - 211168
5 - Lalos - 210858
6 - Lalos II - 207131
7 - Nieves F. II - 201695
8 - Lalos III - 206550
9 - Nazaret - 180574
10 - Dolores - 191776
12 - (GPO) Elvita - 206549
13 - Nieves F. III - 220321
14 - Nieves F. IV - 223616
15 - Nieves 2 - 220519
16 - Santa Rita - 219398
101 - N/A - N/A
102 - N/A - N/A
Legend:
Roads
Rivers
Utility Lines
Rail Lines
FCO. R. MURGUIA
Property Outline
Lakes
Quaterra Resources Inc.
Nieves Project, Zacatecas ,Mexico.
Scale
0 500 1,000 1,500 2,000 2,500
Quaterra
Consession Map,
Nieves Project, Zacatecas ,Mexico.
Date: 03/29/10
Scale: 1:50,000
Figure:
Projection: UTM, Nad83, Zone 13N
Office/Author: Vancouver/gcs
Coracle Creek International Consulting Inc.
Geological & Geophysical Consultants

Figure 4-3 Concessions of the Nieves Property.

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Table 4-1 Nieves Property Concessions
						Taxes
	Concession	Title Number	Area (Hectares)	Date Issued	Expiry Date	Mexican Pesos	US$
1	NIEVES F. I	220487	3,512.2773	12-Aug-03	11-Aug-53	$115,036	$9,203
2	SAN GREGORIO I	209552	944.4291	03-Aug-99	02-Aug-49	$105,088	$8,407
3	NIEVES 5	230071	1,266.5766	17-Jul-07	16-Jul-57	$9,627	$770
4	ORION	211168	21.8825	11-Apr-00	10-Apr-50	$2,436	$195
5	LALOS	210858	30.1924	16-Dec-99	15-Dec-49	$3,361	$269
6	LALOS II	207131	3.9268	29-Apr-98	28-Apr-48	$438	$35
7	NIEVES F. III	220321	6.3400	11-Jul-03	10-Jul-53	$201	$16
8	LALOS III	206550	0.7370	23-Jan-98	22-Jan-48	$83	$7
9	NAZARET	180574	7.1302	13-Jul-87	12-Jul-37	$794	$64
10	DOLORES	191776	61.0047	19-Dec-91	18-Dec-41	$6,789	$543
11	LALOS IV	206727	5.6194	12-Mar-98	11-Mar-48	$626	$50
12	ELVITA	206549	92.7895	23-Jan-98	22-Jan-48	$10,326	$826
13	NIEVES F. II	201695	10.0043	11-Oct-95	10-Oct-45	$1,114	$89
14	NIEVES F. IV	223616	3.7494	21-Jan-05	20-Jan-55	$60	$5
15	NIEVES 2	220519	59.2114	14-Aug-03	13-Aug-53	$1,873	$150
16	SANTA RITA	219398	24.0000	04-Mar-03	03-Mar-53	$760	$61

4.2	Terms of Agreements

On January 16th, 1995, Kennecott entered into an option agreement with Mexican concessionaires that allowed Kennecott to explore and acquire the Nieves Property by making specified option payments over five years, and advance minimum royalty payments.

On March 13th, 1998, Kennecott transferred its rights under the Nieves option to Western Copper Holdings Ltd. (“Western”) in consideration for an uncapped 2% NSR on certain core concessions and a 1% NSR on others.

Western subsequently assigned its rights to the Nieves Project as specified in the “Underlying Agreement” to Quaterra on March 26th, 1999, in consideration for 1,444,460 common shares of the Company at a deemed price of CDN$0.20 per share (CDN$288,892).  In addition, the Company issued 360,000 common shares at a deemed price of CDN$0.20 per share (CDN$72,000) to the concessionaires in lieu of the US$50,000 option payment otherwise due under the terms of the Underlying Agreement.

The payment schedule in the Underlying Agreement was amended on November 22nd, 1999, February 11th, 2000 and May 2002, such that US$30,000 was paid in January 2000, US$15,000 in May 2002 and US$25,000 in January 2003, for a total of US$70,000. In addition, to acquire the interest in the claim fractions the Company paid US$40,000 to the concessionaires.  AMR payments of US$75,000 are due on or before the 26th of January each year from 2004 until the commencement of commercial production.  The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2 million.

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On April 10th, 2003, Quaterra completed a US$1.5 million limited partnership financing with Blackberry, whereby Blackberry could earn a 50% interest in the Property by funding two exploration programs of US$750,000 each.  The initial payment of US$750,000 received in the 2003 Fiscal Year was expended on a 5,300-metre drill program on the Nieves Property.  During the 2004 Fiscal Year, Blackberry elected to continue by advancing a further US$750,000 towards a follow-up drill program completed in May 2005, thereby earning a 50% interest in the Property.  The partners signed a joint venture agreement in 2006 and have jointly contributed to all exploration costs subsequently incurred.

On January 24th, 2007, Kennecott’s royalty was purchased by Royal Gold Inc.

4.3	Environmental liabilities and required permits

The author is not aware of any significant environmental liabilities related to the current exploration of the Nieves Property.  The areas of primary mineral exploration are generally flat-lying, sparsely populated with a few cultivated areas and the remaining land area used for the periodic grazing of livestock.  Minimal rehabilitation measures such as stabilizing slopes and planting local flora (Buffell grass) in areas of disturbance is usually sufficient to satisfy the ecological authorities, the Instituto de Investigaciones Forestales, Agricolas y Pecuarias (“INIFAP”), a government office based in Calera, Zacatecas. There is little to no surface water for exploration or mining activities but an abundance of ground water exists and the ownership of mineral rights generally allows access to ground water as needed.  Dispersed tailings from historic operations are present and a number of the historic workings have old waste dumps associated with them.  It is recommended that Quaterra locate and document all of the historic dumps (ore and tailings), mark and fence off or otherwise make secure all open holes and workings, and initiate baseline environmental studies.

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5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Access

Quaterra/Blackberry exploration activities are co-ordinated from the small town of Nieves (now re-named Francisco R. Murguia) where they maintain an office and a house.  The town of Nieves is accessed via a 17 km paved road from Highway 49.  The nearest major population and service centre to Nieves is the mining town of Fresnillo located ~90 km to the south. Fresnillo has a population of approximately 75,000 and services the Fresnillo Mine run by Peñoles.  Fresnillo offers a substantial professional work force experienced in mining and related activities in addition to most other supplies and services.  International airports are located within approximately a three (3) hour drive of the Property in the city of Zacatecas to the south, and in Torreón (Coahuila state) to the north.  Road access to the Property is excellent with the main paved highway to Nieves running along the northern portion of the Property (Figures 4-2 and 4-3).  A network of dirt roads and trails provide access to the historical mining operations and extend southward to all areas of the Property.  Drill and access roads can be easily built as most of the Nieves Property is flat-lying with only a few dry creek beds (“arroyos”; Figures 5-1 and 5-2).

5.2	Physiography, Vegetation and Climate

The Nieves Property lies within the Mexican Altiplano or Mesa Central region.  This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges (Figure 5-3).  The Altiplano in this region is dominated by broad alluvium filled plains between rolling to rugged mountain ranges and hills reaching up to 3,000m above mean sea level (AMSL) and average elevations in valleys of approximately 1,700m.  Elevations on the Nieves Property range from 1,900m to 2,000m AMSL.  The terrain is generally flat-lying with a prominent north-south trending ridge along the eastern portion of the Property with moderate to vertical slopes (Figures 4-2, 5-1 and 5-2).   There is very little human habitation on the Property, with only a few widely scattered farm houses, although the town of Nieves directly borders the Property to the northeast.

The climate in the region is continental, warm and arid with temperatures ranging from 0oC to 41oC, averaging ~21oC and less than 1,000 mm of annual precipitation.  Due to the limited precipitation, vegetation is sparse and hardy consisting mainly of grasses, low thorny shrubs (including mesquite) and various cacti, with scattered oak forests at higher elevations (Figure 5-1).  Surface water is rare but ground water is readily available. Drilling is feasible year round.  Rain in the wet season can make drilling conditions difficult due to muddy ground conditions, but not impossible.

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Figure 5-1 Photograph showing typical vegetation on the Nieves Property. The view is to the south-southeast.  The light green plant in the mid-ground is the desert agave, (Agave desertii), a succulent plant that has been used by native people in a variety of ways including for food, making soap and textiles.  The ridge across the photos is the Chicharrona Hills that host manganese mineralization to the northeast of the photo (to the left).

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Figure 5-2 Outcrop exposures in an arroyo on the east side of the Nieves Property.

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Figure 5-3 Major geological and physiographical belts and mining districts within Mexico and the location of the Nieves Property.

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Figure 5-4 Local vegetation. A) Organ pipe cactus. B) Buckhorn cactus.  C) Prickly pear cactus. D) Tasajillo. E) Creosote bush. F) Eucalyptus tree. G) Mesquite tree. H). Huizache.

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5.3	Infrastructure and Local Resources

Core logging, cutting and storage facilities are located on the Nieves Property in addition to their La Quinta field office.  Other infrastructure in the area includes: (1) a power line adequate to support a small mill (e.g. 100 tonnes per day), (2) an existing mill structure on the Property at the Santa Rita vein area which could be refurbished, (3) a spur of the main Zacatecas rail line that connects the city of Rio Grande, located 18 km to the south, and (4) operating smelters in San Luis Potosi (copper and zinc, approximately 350 km to the south) and in Torreón, Coahuila state (Peñoles lead-zinc smelter, approximately 200 km north).  As there are existing mines in the area and historic mining operations on the Property, the people living in the area of the Nieves Property are knowledgeable about mining and exploration and are generally supportive of possible increased employment opportunities.

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6.0	History

6.1	Prior Ownership and Ownership Changes

The first discovery on the area covered by the Nieves Property was the Santa Rita Vein in 1560 by Spanish explorers (Turner, 1999; Cavey, 1999).  Soon after in 1574 the Concordia vein was discovered.   The Santa Rita and Concordia-San Gregorio-Dolores veins were the focus of mining by the Spanish and Mexican miners until 1880.

Most of the activity in the Nieves District occurred between 1880 and 1910, when an English company, the Mexican Rosario Mining Company, and two Californian companies, the Almaden Mining Company and the Concordia M. and M. Company, worked in the area.  These companies worked on the Concordia vein primarily while a small independent miner Gonzáles Piñera worked concurrently on the San Gregorio vein (Turner, 1999; Cavey, 1999).

Prior to the 1910 revolution, which halted all production in the Nieves District, total ore production in the District was estimated at 50,000 tonnes (Turner, 1999).  The only production reported is from the Concordia Mine where 5,414 tonnes at a grade of 4,065 g/t silver were produced.

Between 1910 and 1978 several companies (including Fresnillo Mining: 1936; Scurry-Rainbow: mid-1960’s to 1978) attempted to de-water, sample, and re-open the historical workings in the Concordia and Santa Rita mines, and were largely unsuccessful.

The Santa Rita vein and refurbished mill and flotation plant were purchased by Fomento Minero in 1978 who operated the mine until 1987.  Fomento Minero also sank three shafts and deepened a historic shaft along the Concordia-San Gregorio vein system during the 1970’s.  The flotation mill was capable of running 100 tonnes/day during this time and was fed 50% tailings and 50% ore with an average head grade of 130 g/t silver, 2% lead, 2.4% zinc and 2.5% antimony, according to Consejo Recursos Minerales (CRM) (Cavey, 1999).  Today, all that remains are the building foundations, abandoned shafts and power lines.

In the early 1990’s, a group of Mexican concessionaires (Abelardo Garza Hernandez, Noel McAnulty and Bill Shafer) assembled a land position in the area and presented it to Kennecott who signed the option agreement on January 16th, 1995. Exploration work completed by Kennecott included geologic mapping, surface sampling, geophysical surveying and reverse circulation (RC) drilling of the Gregorio North, California and Orion West veins (Tables 6-1 and 6-2). The drilling intersected several zones of significant

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Table 6-1 Exploration programs completed by Kennecott, Western and Quaterra from 1995 through 2000.
Company	Year	Exploration Activities
Kennecott	1995-1996	Reconnaissance geologic mapping at 1:25,000 scale
535 rock samples assayed for gold, silver, arsenic, antimony, mercury, copper, lead, zinc and molybdenum
131 rock chip samples analyzed for gold, silver, arsenic, antimony, mercury, copper, lead, zinc, molybdenum, tin and tungsten completed three (3) soil sampling surveys
geophysical surveys including airborne and ground magnetics, a single dipole-dipole IPR line, and seven CSAMT lines drilled 8 RC holes (total = 1901.30m)
Western	1997-1998	drilled 5 RC holes (total = 921.60m)
Quaterra	1999-2000	geological mapping at 1:10,000 scale over an area of 6 x 8 km detailed mapping at 1:20,000 scale over the Concordia vein system (approximately 2 km x 800m area)
205 rock chip samples were analyzed for gold, silver, arsenic, antimony, copper, lead and zinc drilled 10 RC holes and deepened 4 holes by diamond drilling (QTA03, QTA07, QTA08, NV05) (total metres = 5,301.94)

Table 6-2 Drill programs completed by Kennecott, Western and Quaterra from 1995 through 2000
Company	Year	Phase	Area	Holes Drilled	Hole Type	Drill Metres	Holes
	1995	I	San Gregorio North	2	RC	388.00	NV02, NV03
Kennecott			Orion West	2	RC	302.00	NV01, NV04
	1996	I	California	1	RC	202.00	NV08
			San Gregorio North	3	RC	1009.30	NV05 to NV07
Total Drilled				8		1901.30
Western	1997	I	California	5	RC	921.60	WCNV01 to WCNV05
Total Drilled				5		921.60
	1999	I	Concordia	4	RC, except QTA03 (extended by diamond drilling)	1071.21	QTA01-QTA03, QTA05
Quaterra	2000	I	Gregorio North	6	RC, except QTA07 and QTA08 (extended by diamond drilling); NV05 extended by diamond drilling)	2058.10	QTA04, QTA06-QTA10
Total Drilled				10		3129.31

silver mineralization hosted by two distinct styles of mineralization.  Drill hole NV08 in the California area intercepted two separate 2m intervals of high grade silver vein mineralization that returned assay values of 367 g/t silver and 795 g/t silver at depths of 108m and 116m, respectively.  In contrast, drill hole NV03 intersected a large low grade zone of silver mineralization at a depth of 180m depth that averaged 82 g/t silver over 28m.  Drill hole NV03 also encountered a high grade silver vein at 148m depth that returned 254 g/t silver over 2m.  Drill hole NV06 also encountered a large zone of low-grade silver mineralization that returned 67 g/t silver over 68m.

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On March 13th, 1998, Kennecott transferred its rights under the Nieves option to Western in consideration for an uncapped 2% NSR on certain core concessions and a 1% NSR royalty on others.  Before assigning its rights to the Nieves Project to Quaterra on March 26th, 1999, Western drilled 5 RC holes testing the California vein system (Tables 6-1 and 6-2).  The holes were drilled in the area around drill hole NV08. Western also twinned hole NV08 and reproduced similar assay values for the intercepts reported by Kennecott including 890 g/t silver over 1.0m in drill hole WCNV01.  Holes drilled to intercept mineralization below drill hole NV08 returned assay values of 841 g/t silver over 0.45m, 109 g/t silver over 0.8m, and 1,081 g/t silver over 0.35m in drill hole WCNV04.

Quaterra completed 10 drill holes on the Concordia and Gregorio North veins in conjunction with surface mapping and sampling programs during 1999 and 2000.  Table 6-3 shows significant drill results.

Table 6-3 Significant drill results for drilling completed by Quaterra in 1999 and 2000.
					Intercepts
Area	Drill Hole	RC (m)	DDH (m)	Total Drilled (m)	From (m)	To (m)	Interval (m)	Ag (g/t)
					65.53	74.67	9.14	204
Concordia	QTA-1	173.00		173.00	74.67	77.72	3.05	23
					97.53	99.06	1.53	273
					99.06	100.58	1.52	29.8
Concordia	QTA-2	207.00		207.00
					33.00	36.00	3.00	243
Concordia	QTA-3	213.00	337.00	550.00	386.00	420.00	34.00	21.26
					426.00	434.00	8.00	23
					446.00	452.00	6.00	26
					80.75	97.00	16.25	48.25
San Gregorio North	QTA-4	238.00		238.00	116.00	123.00	7.00	17
					195.60	232.10	36.50	98.18
Concordia	QTA-5	140.00		140.00	61.00	68.50	7.50	40.2
San Gregorio North	QTA-7	280.00	232.00	512.00	346.00	354.00	8.00	23.7
San Gregorio North	QTA-9	348.00		348.00	276.00	278.00	2.00	115

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6.2	Historical Mineral Resource and Mineral Reserve Estimates

In 1992, CRM estimated the resources and reserves remaining in the Santa Rita Vein system.  For the purpose of this report, the historic resources and reserves have been converted to inferred resources (Table 6-4).  These resources are historical, have not been verified by CCIC, are not NI 43-101 compliant and should not be relied upon.

Table 6-4 Historic Santa Rita resources* calculated by CRM (Cavey, 1999).
Resource Category*	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Sb (%)
Inferred	95,300	259	3.2	4.1	2.7
* Historic resources and reserves have been converted to inferred resources.  These resources are not current, have not been verified, were not prepared to NI 43-101 standards, and therefore should not be relied upon.

There are no documented historical resource estimates known for the Concordia vein system.

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7.0	Geological Setting

7.1	Regional Geology

The Nieves Property lies on the western flank of the Central Altiplano in Mexico, just east of the Sierra Madre Occidental ranges (Figure 5-3).  Basement rocks underlying the western Altiplano are a Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane (Simmons, 1991) that sit unconformably on Precambrian continental rocks.  In the Nieves area, the boundary between the Guerrero Terrane rocks and younger Jurassic-Cretaceous sedimentary sequences (interpreted to be the Caracol Formation on the Property) is unclear.

The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks throughout the area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks (Ruvalcaba-Ruiz and Thompson, 1988).  Mesozoic marine rocks are host to the San Nicolas VMS deposit (Wendt, 2002).

Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary Sierra Madre Occidental magmatic arc (Figure 7-1).  These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic, volcaniclastic, conglomerate and locally limestone rocks, the “lower volcanic complex” and a Tertiary (approximately 25-45 Ma) “upper volcanic supergroup” of caldera related, rhyolite ash-flow tuffs and flows.  Eocene to Oligocene intrusions occur throughout the Altiplano and are related to the later felsic volcanic event. Locally, these two units are separated by an unconformity (Ruvalcaba-Ruiz and Thompson, 1988).

A late NE-SW extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting approximately 35 Ma.  This extension was most intense during the Miocene and developed much of the basin and range topography currently exhibited in the area.  Subsequent erosion of the ranges has covered most of the valleys.

7.2	Property Geology

Rocks underlying the Nieves Property are of two distinct ages: (1) Mesozoic “argillite” (interpreted to represent a calcareous finely bedded turbidite flysch) as belonging to the Caracol Formation overlain by (2) Tertiary rhyolitic volcaniclastic rocks separated by a presumably Tertiary age basal conglomerate and conglomeratic sandstone sequence (Figure 7-1).  At Nieves, the Characol Formation is isoclinally folded with an axial plane cleavage.  Nieves veins parallel the cleavage.

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FCO. R. MURGUIA
CALIFORNIA SYSTEM
CONCORDIA, DOLORES & SAN GREGORIO SYSTEM
SANTA RITA SYSTEM
ROCK EXPLANATION
Tertiary
Porphyritic Rhyolite
Rhyolitic, Rhyodacitic to Andesite welded tuffs
Conglomerate with limestone cobbles
Jurassic-Cretaceous
Calcareous laminar-bedded siltstone
Calcareous coarse-bedded sandstone
ALTERATION - MINERALIZATION
Tertiary
Bleached - pyrite - carbonate (PC)
Silica-sericite-pyrite-carbonate (QSPC)
Calcite, manganese oxides hydrothermal breccia and veinlets
Ferroan carbonate vein or veinlet
Carbonate replaced to fine grain quartz+ sulfides vein
Silica breccia vein jasperoid structure
GEOLOGICAL SYMBOLS
Geological contact
Geological contact inferred
Fault
Low angle fault
Fracture cleavage
Bedding
TOPOGRAPHICAL SYMBOLS
Shaft
Dump
Open cut
Trench
Road
Dirt road
Ruin
0
500
Metres
Projection: NAD 27 Zone 13 (UTM for Mexico)

Figure 7-1 Map showing the geology of the Nieves Property.

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7.2.1	Mesozoic Rocks

The most common rock types underlying the Nieves Property form a thick sequence of fine laminar grey to dark green argillite beds up to 1m thick that hosts the silver mineralization.  These rocks have been assigned to the Caracol Formation of the late Cretaceous age.  Argillite beds are more abundant to the south in the Santa Rita area and to the west in the Concordia area.  The Caracol Formation is isoclinally folded with an axial plane cleavage, fold axes strike east-northeast to east and beds strike east-west and dip steeply south to near vertical.

7.2.2	Tertiary Clastic Rocks

On the east side of the Nieves Property the Caracol Formation is overlain  unconformably by a 1 to 10m thick conglomerate composed of rounded to sub-rounded limestone boulders 2 to 20 cm in diameter in a grey to brown sandstone groundmass.  Above the limestone conglomerate there is up to 130m of conglomeratic sandstone with thin bands of calcareous conglomerate which was intersected in drill hole QTA-18.  These units dip shallowly.

7.2.3	Tertiary Volcanic Rocks

In drill hole QTA-18, 46m of rhyodacitic to andesitic welded tuff occur above the conglomerate and conglomeratic sandstone.  A thin 1.5 to 2m unit of grey to dark grey basalt occurs above the tuff and is in turn overlain by at least 56m of porphyritic rhyolite flows striking north-northwest and dipping northeast. These porphyritic rhyolite flows underlie a prominent north trending ridge on the east side of the Property and are the host rock for manganese-calcite veins and breccia mineralization previously exploited by local miners.

7.2.4	Structural Geology

The oldest structures on the Nieves Property are the folds which affect the Mesozoic argillite beds.  These structures are likely related to compression during the Laramide Orogeny in the Cretaceous.  Thrust faults are also common features of structures attributed to the Laramide Orogeny and several have been suspected to occur on the Nieves Property.

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Post-Laramide structures are in all cases brittle in nature and affect both the Mesozoic Caracol Formation sedimentary rocks and the Tertiary volcanic and sedimentary rocks.  These structures include: (1) faults that strike 330o to 000o and dip moderately northeast to east with east plunging slicken-sides, (2) faults that strike 170o to 180o and dip steeply to the west, and (3) major vein structures that strike 240o to 270o and dip 60o to 90o to the south.  A late vertical fault structure striking 020o to 030o offsets the major mineralized structures and offsets the Concordia from the San Gregorio vein systems.

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8.0	Deposit Type

Silver mineralization on the Nieves Property is best classified as low-sulphidation epithermal mineralization and is the primary exploration target.  Several other styles of mineralization are found within the ages of rocks observed on the Nieves Property and are potential secondary exploration targets.

8.1	Epithermal High-Grade Silver Veins

Within the Altiplano Region of Mexico, epithermal silver veins are the dominant deposit type with world-class examples such as Pachuca, Zacatecas, Fresnillo, and Guanajuato.  The closest of these world class examples is the Fresnillo Deposit owned and operated by Peñoles, located 90 km to the south of the Nieves Property.  Several styles of silver mineralization occur in the Fresnillo Deposit including (1) mantos and chimneys, (2) stockworks (Cerro Proaño area), (3) disseminated ores in areas of propyllitic alteration, and (4) veins that show vertical mineralogical zonation (e.g. the Santo Niño vein). The veins are currently being mined by Peñoles and they are actively exploring for more of these mineralized structures (Garcia, et al., 1991).

In the Santo Niño Vein the high-grade silver mineralization averaging 769 g/t silver, 0.56 g/t gold, 0.99% zinc, 0.5% lead, 0.03% copper; (Gemmel et al, 1988) is hosted in a single fault structure that locally bifurcates or is separated into en-echelon offset structures.   It is between 0.5 to 4m wide, averaging 2.5m wide, and extends for over 2.5 km.  Typically in these veins, the high-grade silver (gold) zone is constrained in elevation within the vein structure to up to 500m vertically, or between 180 to 750m depths (Garcia, et al, 1991), below which the veins becomes dominated by base-metal sulphides and progressively lower in precious metal content (Garcia et al, 1991). A model for the formation of the Fresnillo fissure veins was proposed by authors such as Buchanan (1981) and modified and incorporated into the low-sulphidation epithermal model over the last 20 years (e.g. Corbett, 2002; Corbett and Leach, 1998; Hedenquist, et al, 1996, Simmons et al, 1988; etc).  The low-sulphidation epithermal model predicts that the Fresnillo epithermal veins: (1) formed in rifting or tensional environments; (2) formed along normal or strike-slip fault structures; (3) are mineralogically zoned vertically; (4) have the highest precious metal zones within boiling horizons (likely related to paleo-water tables); and, (5) are in faults that diffuse as they near the surface and are accompanied with acid-sulphate alteration (advanced argillic and silicification) that cap the systems (Figure 8-1).

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Figure 8-1 Schematic cross-section of a typical rift related epithermal low-sulphidation system (after Corbett, 2004).

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The geology of the Fresnillo District (Table 8-1) has been well studied and appears to be very similar to the geology observed on the Nieves Property.  The Nieves Property and the Fresnillo District are underlain by a Jurassic-Cretaceous turbidite flysch sequence (Nieves; appears to be an argillite) and greywacke (Fresnillo) units that have been overlain by Tertiary volcanic rocks.  Tertiary volcanism in this region is attributed to have occurred in conjunction with extensional tectonics associated with major strike-slip motion on north to northwest trending faults.  In the Fresnillo District, epithermal fluids ascended along steeply dipping extensional fault structures generally oriented east-west (Simmons et al, 1988).  On the Nieves Property, there are several north to north-northwest trending mapped faults as well as the main vein orientations which have a roughly east-west orientation, very similar to the mineralized veins and structures in the Fresnillo District.

8.2	Other Deposit types in the District

The Altiplano Region contains several other deposit types such as carbonate replacement deposits (e.g. San Martin, Charcas), volcanogenic massive sulphide deposits (San Nicolas), sedex (Francisco I. Madero) and Stockwork deposits (Real de Angeles) (Wendt, 2002; Table 8-2).  These other deposit types are generally hosted within the Mesozoic rock units that underlie the Tertiary volcanic rocks and as the Mesozoic rocks are the dominant rock type underlying the Nieves Property, these other deposit types are possible secondary exploration targets.

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Table 8-1 Stratigraphy of the Fresnillo District (modified from Ruvalcaba-Ruiz et al., 1988; Wendt, 2002).
Period	Age	Group Name	Formation	Local Name	Thickness (m)	Rock Type	Associated Minerals/ Alteration

Q	Holocene				1-250	Alluvium	None
	Pleistocene
	Miocene-Pliocene			Basalt	100	Olivine basalt	None

	Eocene-Miocene			Altamira Volcanics	400	Conglomerate, welded rhyolite ash-flow tuff, volarenites	None

Tertiary	Eocene			Quartz monzonite	-	Quartz-monzonite	Ag-Pb-Zn skarn

	Paleocene-Eocene		Fresnillo	Linares Volcanics	400	Conglomerate, welded rhyolite ash-flow tuff, flow domes, volarenite	Veins, advanced argillic alt., silicification

	Late		Cuestra del	Cerro Gordo	300	Limestone	Replacement and veins
			Cura	Fortuna	300	Limestone	Replacement and veins

Cretaceous			Plateros	Upper Greywacke	250	Calcareous greywacke and shale	Veins
	Early	Proaño		Calcareous shale	50	Calcareous shale	Veins and replacement
			Valdecañas	Lower Greywacke	700	Greywacke	Veins

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Table 8-2 Major Altiplano Ore Deposits (after Wendt, 2002).
						Average Grade
ID	District	State	Deposit Type	Production (Tonnes)	Reserves (Tonnes)	Au (ppm)	Ag (ppm)	Cu (%)	Zn (%)	Pb (%)
1	San Martin-Sabinas	ZAC	CRD	40+ M	30 M	tr	125	1.00	3.80	0.50
2	Concepcion del Oro	ZAC	CRD	40+ M	8 M+	< 1.5	275	0.2-2.3	12.80	5.80
3	Charcas	SLP	CRD	35 M	12M+		67	0.26	4.50	0.32
4	Fresnillo	ZAC	E-Vein	50+ M	10+	3-0.6	685-280	0.02-0.3	0.5-3.0	0.6-3.0
5	Velardeña	DUR	CRD	22 M	8 M	< 1.5	156	to 0.4	5.20	3.80
6	Catorce	SLP	CRD, E-Vein	10+ M	0.5 M	tr	80	tr	6.00	10.00
7	La Negra	QRO	CRD	7 M	2 M		184	0.20	2.30	1.20
8	Zimapan	HID	CRD	3.5+ M	1 M		173	1.20	4.00	2.00
9	Mapimi	DUR	CRD	6 M	none	3.7	475	mod	high	15.80
10	Asientos/ Tepezala	AGS	CRD, E-Vein	6 M min	2.5 M+	0.5	150-600	0.2-3.5	5.00	2.50
11	Cerro San Pedro	SLP	CRD	5M	56 M (Au)	0.57-30	22-325	4.00	9.00	5.00
12	La Paz/ Matehuala	SLP		4 M ?	12 M	0.5	500	0.2-1.4	5.00	7.00
13	Chalchihuites	ZAC		2 M ?	1.5 M	1	350	< 0.3	3.00	2.50

A	Francisco I Madero	ZAC	Sedex ?	minor	20 M+	tr	60	1.50	6.00	1.50
B	Real de Angeles	ZAC	Stockwork	90 M	none		80		0.90	1.00
C	San Nicolas	ZAC	VMS	minor	72 M	0.5	30	1.35	2.30

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9.0	Mineralization

9.1	Alteration and Styles of Mineralization

Generally, Mesozoic Caracol Formation rocks proximal to mineralized zones exhibit a weak bleaching halo that results from the oxidation of 2% to 5% disseminated pyrite throughout these rocks. Pyrite and thin calcite veinlets occur adjacent to mineralized zones in a pyrite-carbonate alteration assemblage called P-C type (pyrite-carbonate).

A local, more intense alteration assemblage includes weak to moderate sericite replacing thin calcite veinlets and weak to advanced fine-grained quartz replacing calcite, associated with an increase in fine grained pyrite. This alteration type, described as QSPC (quartz-sericite-pyrite-carbonate) is present in close proximity to the mineralized structures in some drill holes. Stibnite rosettes are commonly associated with the sericite veinlets.

Silicification, mainly of sandstone beds, occurs in a few zones on the Nieves Property as in the hill located north of the Santa Rita vein.  Weak chlorite alteration of tuffs and conglomeratic sandstone occurs in drill hole QTA-18 in the manganese mine area within the Tertiary rhyolitic rocks on the east side of the Property (Figure 7-1).

Four types of mineralization have been identified on the Nieves Property and are described below.

9.1.1	Jasperoid Structures

Jasperoid structures located to the northwest of the Concordia-Dolores vein system are characterized by silicified tan to black coloured rocks with abundant thin jasper, fine grained quartz micro-breccia and veinlets with up to 5% disseminated pyrite. These jasperoid structures are 1 to 12m wide, strike northwest and dip southwest. Locally, jasperoid bodies are anomalous in gold, arsenic and antimony with erratic silver, lead and zinc values.

Possibly a related mineralization style to the jasperoid structures are silica breccia veins that are typically composed of small silicified rock fragments in a saccaroidal quartz groundmass.

9.1.2	Iron carbonate veins

Iron carbonate veins include mostly calcite and scarce rhodochrosite with hairline to 10 cm wide pyrite veinlets which are abundant up to hundreds of meters away from partially to totally replaced quartz veins. Some veinlets contain stibnite and silver sulphosalts and are abundant in surface alteration halos as well as above and below ore intercepts in drill core.  Low grade silver often is associated with this type of veinlet.

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9.1.3	Carbonate-quartz-sulphide veins

Carbonate-quartz-sulphide veins are the most economically important veins and consist of calcite that is partially to totally replaced by grey to white, chalcedonic, fine-grained quartz veins and veinlets. These veins are from centimetres to 1.5m wide with up to 50% sulphide minerals. Sulphides include pyrite, stibnite, sphalerite, galena, chalcopyrite and the silver sulphosalts proustite, pyrargyrite, jamesonite and scarce tetrahedrite. The best grades of silver, gold, lead and zinc occur in these veins and past production has come primarily from this vein type.

9.1.4	Calcite-manganese-oxide breccias and veins

These mineralized structures which may be 5 to 10m wide and up to 150m long include breccias formed by sub-angular volcanic fragments in a clay-altered sandy groundmass.  Thin veinlets of ferro-manganese oxides form stockwork zones of clay-altered volcanic rocks and occur along the borders of the breccia bodies in the Manganese mine area (Figure 7-1).

9.2	Mineralized Zones

On the Nieves Property there are three major east to east-northeast striking silver vein systems, the California, Concordia-San Gregorio-Dolores, and Santa Rita veins systems.  In addition to these silver mineralized systems there is an east-northeast to east-southeast striking manganese breccia system hosted by rhyolitic rocks on the east side of the Property.  Local miners have worked on all of these areas, previously.

9.3	California Vein System

The California vein is marked by a shaft and series of small open cuts aligned 250° to 255° over a distance of 300m. Only thin and discontinuous quartz-oxide veinlets outcrop near the workings. The California vein system shows a large 150-600m wide alteration zone extending about 2,700m along strike. Local stockwork zones contain thin calcite veinlets in part weakly replaced by quartz-oxide veinlets.  The California vein was intercepted in Kennecott hole NV08 in two intervals at depths of 108m and 116.0m that returned assays of 367 g/t silver over 2m and 795 g/t silver over 2m respectively.

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9.4	Concordia-San Gregorio-Dolores Vein System

The Concordia-San Gregorio-Dolores vein system has a known strike length, in mine workings of nearly 1.8 km in two system of veins, (1) the 240º-260° striking Concordia-San Gregorio vein and (2) the 260°-270º striking Dolores splay.  Both veins dip from 60º southward to near vertical.

The Concordia-San Gregorio-Dolores system is composed of carbonate to quartz-sulphide veins and varies in width from tens of centimetres up to 1.5m.  The Concordia vein, which includes the La Qunita zone, can be traced in shafts and mine workings for approximately 600m to the southwest of the San Gregorio arroyo.  The San Gregorio vein appears to be the continuation of the Concordia structure, assuming approximately 50m of left lateral offset from a north trending fault that presumably follows the San Gregorio arroyo.  The San Gregorio vein structure can be traced in some small open cuts for about 500m to the northeast at an azimuth of 250° to 260°. Surface samples from 10 to 40 cm wide calcite to quartz veins with oxides returned silver assays of up to 954 g/t.

The Dolores vein is interpreted to be a splay of the Concordia vein, strikes at 260º to 270° and is traced for nearly 500m on surface by numerous small open cuts and at least five shafts. A stockwork zone of thin calcite to quartz and oxides veinlets in the hanging wall extends on surface for up to 250m across strike from the main vein and along strike for an additional 350m from the last workings on the vein. Surface samples of some of the thin stockwork veinlets from this zone returned silver assays of up to 553 g/t.

The Concordia and Dolores veins appear to intersect to the west of the Rosario Shaft in an area of abundant calcite and lesser quartz veinlets. This area was evaluated on the surface by two long trenches separated by 85m, with 2m wide channel samples collected 10 to 20 cm below the surface.

9.5	Santa Rita Vein System

The Santa Rita vein system, located in southern portion of the Property, strikes 230° to 260° and can be recognized in shafts and in short drifts for over 500m.  Last production during 1970-1985 came from the lower levels of the mine which was deepening to 9 levels reaching a depth of 282m. The Santa Rita vein contains a series of veinlets in the footwall that form a wide stockwork zone in an area of 100 x 100m centered on a small silica altered hill north of the main Santa Rita drift.  A sub-parallel vein also occurs about 100m southwest of the main Santa Rita vein.

Quaterra hole QTA-16 tested the Santa Rita vein at a depth of 350m and intercepted a 3.1m interval that averages 71.44 g/t silver, 0.56% lead and 0.91% zinc.  QTA-37 also appears to have cut the Santa Rita vein system at 416m depth where it encountered a 5.90m zone that averaged 104 g/t silver, 0.23% lead, and 0.55% zinc.

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9.6	Manganese Mineralization

Various small pits and drifts sunk on calcite-manganese-oxides breccias and stockwork veinlets hosted in volcanic rocks occur 1 km east of the Concordia-Dolores-San Gregorio vein system on the eastern side of the Nieves Property (Figure 7-1).

The stockwork zone is flanked to the north and south by two breccia structures formed by sub-angular volcanic fragments in clay altered sandy groundmass with irregular ferroan calcite and manganese oxides of possible hydrothermal origin. The north breccia structure is 150m long by 5 to 10m wide, trends 290 to 300 and dips 75° to south.  The southern breccia is 115m long by 7m wide, trends 070 and dips 75o to the north.

A second zone of calcite-manganese-oxide breccia occurs 230m south of those described above.  It is 150m long by 5m wide, trends 075 and dips 67o north.  Surface and underground rock samples from this area were anomalous in silver, arsenic, antimony, tungsten, molybdenum and cobalt.  Drill hole QTA-18 tested the depth extent of these structures but intersected no significant mineralization.

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10.0	Exploration

To date on the Nieves Property, Quaterra and Blackberry have focused their exploration on the Concordia and San Gregorio vein systems (Tables 10-1 and 10-2).  Jointly the companies have drilled 111 drill holes, of which 83 targeted the Concordia.

Table 10-1 Exploration programs completed jointly by Quaterra and Blackberry on the Nieves Property from 2004 through 2008.
Year	Exploration Program
Air photograph interpretation
Established a property wide grid
CSAMT and CS-IP geophysical surveying
2004 to 2006	Surveying of historic drill collars
Surface sampling and assaying
Drilled 32 diamond drill holes (total = 16,369.94m; Phases I-III)
Independent Technical Report (Wetherup, 2006)
Air photograph interpretation
2007 to 2008	Field checking possible geochemical/geophysical/geological anomalies
Drilled 40 diamond drill holes (total = 11,562.80m; Phases IV and V)
2009	Initial Mineral Resource Estimate and Independent Technical Report (Stone, 2009)
Drilled 29 holes (6,118.70m; Phase VI)
2009 to 2010	IPR geophysical surveying
Updated Mineral Resource Estimate and this Independent Technical Report (Stone, 2010)

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Table 10-2 Diamond drilling completed jointly by Quaterra and Blackberry on the Nieves Property from 2004 through 2008.
Year	Phase	Area/Vein System	Holes Drilled	Drill Metres	Hole(s)
		California	2	851.61	QTA11, QTA12
		Concordia	8	3,075.38	QTA13-15, QTA19-23
2004	I	Mn Mine	1	431.90	QTA18
		Orion West	1	343.51	QTA17
		Santa Rita	1	599.54	QTA16
		Total Drilled	13	5,301.94

		California	1	450.49	QTA24
		Chicharrona	1	513.89	QTA34
2005	II	Concordia	5	2,430.77	QTA27-QTA30, QTA33
		East San Gregorio	1	346.25	QTA32
		Gregorio North	1	350.22	QTA31
		Santa Rita	2	1,082.31	QTA25, QTA26
		Total Drilled	11	5,173.93

		Concordia	4	3,329.69	QTA35, QTA36, QTA40, QT41
		East California	1	651.05	QTA42
2006	III	Manto 4	1	459.03	QTA39
		Orion	1	650.54	QTA38
		Santa Rita	1	803.76	QTA37
		Total Drilled	8	5,894.07

		Concordia	14	4,611.80	QTA43-QTA55, QTA57
2007	IV	East Santa Rita	1	402.00	QTA56
		Jasperiode Grande	1	376.00	QTA58
		Total Drilled	16	5,389.80

2008	V	Concordia	23	5,744.00	QTA59-QTA81
		Gregorio North	1	429.00	QTA82
		Total Drilled	24	6,173.00

2009	VI	Concordia	13	2,902.70	QTA83-QTA95
		Total Drilled	13	2,902.70

2010	VI	Concordia	16	2,778.00	QTA95-QTA111
		Total Drilled	16	2,778.00
Total Quaterra and Blackberry			111	33,613.44	QTA01-QTA111

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Drilling completed from 2004 through 2008 on the Property (Table 10-2) focused largely on defining the extents (lateral and down dip) of the Concordia mineralized system.  Minor amounts of drilling tested geophysical and geochemical anomalies or other interpreted geologic features/structures. Based on geologic mapping and drill results through 2008, the Concordia vein system is interpreted to be a series of sub-parallel veins and veinlets that occur over a strike length of at least 1,100m.  The 2007 and 2008 drilling was successful in defining both high-grade vein and potential bulk-mineable silver mineralization along the Concordia vein system over a horizontal distance of 400m, a depth of 150-200m and an average true thickness of 40m. The mineralization remained open to the east and west.  Ten (10) drill hole intercepts assaying over 1 kg silver were intersected in the drilling. Four hundred and nineteen samples reported silver grades greater than 60 g/t (~ 2 ounces).

In 2009 and 2010 drilling at Nieves focused on better defining the extents of the higher grade silver mineralization.   The results of this latest phase of drilling were used to construct 3D solid shapes used to constrain Mineral Resource estimates (see Section 17.0)

10.1	2010 Geophysical Surveys

From May 18th through August 17th, 2010, a crew of three (3) field geophysicists from Zonge Engineering, Tucson, AZ with the assistance of as many as six (6) local workers completed an extensive geophysical survey using the dipole-dipole and pole-dipole IPR methods on the Nieves Property (Table 10.3.  Figure 10.1 shows the results of the surveying completed on all the target areas including the Concordia-San Gregorio-Dolores vein system, the Santa Rita vein system, the California vein system and two additional target areas, Manto-1 CSAMT target and the El Rosario mercury occurrence (“showing”).

10.1.1	Procedures

The grid lines for the IPR survey are the same grid lines that were used to conduct CSAMT surveying during the 2004-2006 periods; however, the lines had to be cleared again and stakes placed at 50m intervals.  This work was completed by local Quaterra technicians under the direction and supervision of Hector Fernandez.  Coordinates for each stake/station were also acquired at this time including elevation in NAD27, UTM13N datum and projection.

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Table 10-3 Details of the 2010 IPR survey on the Nieves Property.
Area/ Vein System	Lines Surveyed	Length Metres	Array	Dipole Size Metres	Lines
Concordia-Dolores	1	750	Dipole-Dipole	25	9600E
Concordia-San Gregorio-Dolores	6	10,000	Dipole-Dipole	50	10400E, 10200E, 10000E, 9800E, 9700E, 9600E
Concordia-San Gregorio-Dolores	8	13,200	Pole-Dipole	50	9400E, 9200E, 9000E, 8800E, 8600E, 8400E, 8200E, 8000E
Concordia-San Gregorio-Dolores	1	1,800	Pole-Dipole	100	8400E
Santa Rita	4	3,800	Pole-Dipole	50	8400E, 8800E, 9200E, 9600E
Manto-1 (CSAMT Target)	1	1,500	Dipole-Dipole	100	8400E
El Rosario Hg pit	2	2,000	Dipole-Dipole	50	10600E, 10800E
California	4	3,250	Pole-Dipole	50	9200E, 9400E, 9600E, 9800E
2010 Total	27	36,300

This information was then provided to the Zonge project manager in Tucson and was used during data processing.  Some of the lines and stations were provided as data was viewed and then lines were added as the survey progressed.  The field data, raw IP phase and apparent resistivity, was transmitted to the data processor in Tucson at Zonge Engineering, by the crew chief every evening.  Initial processing was completed and the data transmitted to the Quaterra’s geophysicist in Salt Lake City, UT, in pseudo-section format within 24 hours and often within 12 hours of acquisition.  The processor then merged the GPS locations including elevation of each station with the processed data and then a 2D inversion was completed and sent to Quaterra’s geophysicist, within 48 hours and often with 24 hours of receiving the data from the crew chief in the field.  2D inversion is a method that converts the processed IPR (phase and apparent resistivity) data which is referenced in terms of dipole separations (N-spacing) and converts it to intrinsic resistivity and intrinsic IP phase versus depth below ground surface. The result is a 2D model because the algorithm assumes infinite strike length perpendicular to the survey line.  This method is in common use throughout the geophysics community and is both accurate and useful in nearly all situations.  The geophysicist then reviews both the pseudo-section and the 2D model, and notes any errors grids from the 2D inversion, both resistivity and IP phase, are merged into a cross-section with the drill hole data including the silver assays.  Figure 10.2 is the cross-section along Line 9600E in which the IP-phase is shown with the drill holes and silver assays plotted.  The distance for which holes are projected into this section is shown in the bottom panel beneath the cross-section.    For most lines, holes within 25m perpendicular distance to either side of the line are projected into the section.  In some areas where the previous drilling is sparse, the projection distance is greater.  The data is then reviewed and timely decisions can be made in regards to adding in-fill lines or adjusting the dipole size and surveying the line to either provide greater depth of exploration (larger dipole) or greater spatial resolution along the line (smaller dipole).

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Independent Technical Report:
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Figure 10-1 Summary plan showing the location of geophysical anomalies identified during 2010 along the Concordia-San Gregorio-Dolores vein system.  Cross-section 9600E (in bold) is shown in Figure 10-2.

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The IPR method is commonly used to map relatively low concentrations of metallic sulphides including pyrite, chalcopyrite, and other metallic minerals.  The method is capable of detecting sulphide concentrations as low as 2-3 volume percent.  The volume detectable is dependent on the depth of the target volume and the length of the dipole used in the survey.  The dipole length also determines the depth of detection by the method...so there is a trade-off between dipole size, depth of detection and the size of the target that can be detected at various depths.  At Nieves the volume of metallic sulphides is generally quite low in the 2-3 percent range and these sulphides are generally found to be in relatively close proximity to the veins, rather than being widespread throughout the area.

In order to determine the applicability of the IPR method to map shallow sulphides as found within the La Quinta stockwork zone Line 9600E was selected as a test line and both 25m and 50 m dipole-dipole IPR surveying was conducted.  It is reasonable to state that with 50m dipole the depth of detection is on the order of 100-150m below the surface and with 25m the depths are on the order of 50-100m.  Further, the smaller dipole also provides more detail along the survey line, .i.e., greater spatial resolution.

A test was conducted on line 9600E to determine: 1) if the IPR method will be able to detect the 2-3 percent sulphides directly associated with silver mineralization; and 2) what dipole size will provide the best delineation of the ‘near-surface’ distribution of sulphides.  Line 9600E was chosen because the line passes through an area of strong, shallow silver mineralization.  The results of the IPR survey along the test line using 50m dipoles are shown in cross-section in Figure 10.2.  This line also extends to the north and south to cover the San Gregorio North and the Dolores-Nino veins.  Figure 10-3 illustrates the coincidence of silver mineralization with strongly anomalous IP zones and by inference with metallic sulphides such as pyrite.  It was decided after reviewing the results of the test line, which showed coincident Ag mineralization and IPR response, that the Concordia-San Gregorio-Dolores vein systems would be surveyed with the IPR method using 50 m dipoles at a lines spacing of 200m.

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L9600E
Dipole-Dipole
(50m dipole)
Dolores Vein System
Concordia Vein
North Gregorio Vein
Induced Polarization
(mradians)
(from TS2dIP inversion)
Ag (ppt)
Averaging interval - 2m
NORTH GREGORIO V
L9400E
L9600E

Figure 10-2 Cross section along Line 9600E showing the IP grid results over the Concordia-San Gregorio-Dolores vein systems.

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Figure 10-3 Summary plan showing the location of geophysical anomalies identified during 2010 along the Concordia-San Gregorio-Dolores vein systems.  Cross-section 9600E (in bold) is shown in Figure 10.2.

Fourteen (14) IPR lines were completed over the Concordia, San Gregorio and Dolores veins at 200m intervals in 2010 (Figures 10-1 through 10-4). Results are preliminary but indicate that the Concordia and San Gregorio are two separate veins as suggested by the recent geologic modelling (Section 17.0), not fault offsets of the same vein; and that strong anomalies along strike to the east and west on both veins have not been drilled. Figure 10-3 shows the anomalous areas of IP response along the Concordia-San Gregorio and Dolores vein systems. Each of these veins was found to have discrete zones of anomalous IP response exceeding 40 milliradians over a strike length exceeding 1000m, and a large percentage of this strike length has not been drill tested.  Background IP response is generally less than 10 mradians and in many areas of Nieves less than 5 mradians.

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Additional IPR was completed on the Santa Rita (4 lines spaced 400m apart; Figure 10-5) and California (4 lines spaced 200m apart; Figure 10-6) vein systems, and two (2) lines were completed over the El Rosario mercury showing. The results of the four lines over the Santa Rita vein are illustrated in Figure 10-5. The lines over the eastern extension of the Santa Rita vein are spaced 400m apart.  The results indicate a zone of anomalous IP response exceeding 40 mradians extending eastward a distance of 1,000m from the historic mine at Santa Rita.  The anomalies have not been evaluated with drilling. The two lines surveyed at El Rosario are also shown in Figure 10-5.  Narrow zones of weakly anomalous IP response were detected.  The significance of these zones is being evaluated.

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Figure 10-4 Cross sections with IPR results on lines 9400E, 9200E and 9000E, immediately west of Line 9600E (Figure 10.2).

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Quaterra Resources Inc. & Blackberry Ventures 1, LLC.

IP Anomaly Legend
110 — Depth to Top
Strong (>60 mrads)
110
Moderate-Strong (40-60 mrads)
110
Moderate (25-40 mrads)
110
Weak (15-25 mrads)
2652000N
2651000N
2650000N
2649000N
698000E
699000E
700000E
701000E
702000E
L8400E
L8800E
L9200E
L9600E
L10600E
L10800E
55
30
75
25
50
100
60
75
110
72
El Rosario Hg
EL ROS
SANTA RITA
SANTA RITA Vein
QTA26
QTA56
QTA37
QTA16
QTA25
Arroyo
Ag (g/t)
Averaging Interval 2m
RANGE
>= 120
60 to 120
30 to 60
15 to 30
7.5 to 15

Figure 10-5 Plan view of IPR responses associated with the Santa Rita vein system.

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Figure 10-6 Plan view of IPR responses associated with the California vein system.

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Independent Technical Report:
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Quaterra Resources Inc. & Blackberry Ventures 1, LLC.

11.0	Drilling

At Nieves, Quaterra and Quaterra jointly with Blackberry have drilled 119 holes.  Of these holes, 58 targeted the Concordia mineralization (Table 10-2).  Major Drilling of Mexico S.A. de C.V. was the drill contractor for drill programs completed during 1999 to 2006.  B.D.W. International Drilling of Mexico S.A. de C.V. has been the drilling contractor since 2006.

Drill hole orientations are generally perpendicular to the strike of the overall structural trend of the vein(s) targeted.  In 2009-2010 the holes were drilled at an azimuth/inclination of 340°/-60°.  True thicknesses are ~80% of intercept widths reported below.  HQ (63.5 mm) was the standard drill core diameter.  NQ (47.6 mm) was used locally as an extension (a tail) where drill conditions were difficult.  When completed, drill holes are capped with an approximately 45 cm square concrete slab with the drill hole number etched into it for permanent identification.

Drill holes are located using a RTK Trimble (model R8), double frequency GPS with precision to 1 cm.  Down hole survey readings were recorded on average approximately every 50 or 100m depending on the length of the hole using an Eastman Single Shot instrument.  Survey results have been corrected for magnetic declination (+9º).  Dip variations in the drilling to date are typically not more than 10% for any interval.  Nine values are greater than 10%.  These values appear to be real, as corroborating survey readings follow the reading of notable deviation.  When these values are omitted fifty percent of the data have a down  hole deviation of 2% or less, and 80% of the data has less than 7% deviation (Figure 11-1).

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Figure 11-1 Histogram showing the frequency of the percent deviation in the down hole azimuth.  The majority of the data has a down hole azimuth deviation of less than or equal to 7%.

A summary of significant intercepts from the Concordia vein are presented in Table 11-1, followed by other veins and mineralization on the Property.  True thicknesses are not expressed in the table but are approximately 80% of intercept widths reported.  The reader is referred to Quaterra news releases available on SEDAR (www.sedar.com) for a complete list of drill results from the Quaterra and Quaterra-Blackberry drill programs.

The drilling results obtained to date indicate the occurrence of several mineralized veins or vein systems on the Property.  In particular, the Concordia vein system extends for at least 1,100m along strike and 400m down dip and represents a series of sub-parallel veins and veinlets with silver grades of up to almost 6 kg.

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Independent Technical Report:
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Table 11-1 Selected high grade silver assay results from the Nieves Property. True width is ~80% of sample interval.
Vein System	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Exploration Phase
	Q T A-01	65.53	74.67	9.14		204.00			Q 1
		97.53	99.06	1.53		273.00			Q 1
	QTA-03	33.00	36.00	3.00		243.00			Q 1
	QTA-13	202.30	203.30	1.00	0.28	545.00	0.61	0.50	QB 1
	including	203.10	203.30	0.20	0.66	2590.00	3.02	2.41	QB 1
	QTA-19	207.60	209.10	1.50	1.39	4020.00	3.42	2.80	QB 1
		425.20	426.00	0.80	0.49	915.00	0.92	0.31	QB 1
	QTA-20	198.20	199.20	1.00	0.43	463.00	0.41	0.30	QB 1
	QTA-21	281.41	283.85	2.44	0.47	224.00	0.63	0.39	QB 1
	including	283.00	283.85	0.85	0.84	471.00	1.29	0.75	QB 1
	QTA-22	85.61	89.57	3.96	<0.05	203.00	0.25	0.29	QB 1
		129.50	131.65	2.15	0.09	201.00	0.07	0.16	QB 1
		161.30	161.50	0.20	0.90	928.00	1.79	2.58	QB 2
		172.00	174.00	2.00	<0.05	173.00	0.27	0.33	QB 2
		174.00	174.73	0.73	0.07	337.00	0.37	0.33	QB 2
	QTA-27	182.30	182.60	0.30	0.32	488.00	1.58	1.72	QB 2
		191.79	192.50	0.71	0.61	932.00	0.64	0.57	QB 2
		197.57	197.77	0.20	0.58	1105.00	1.17	2.57	QB 2
		208.00	208.90	0.90	<0.05	260.00	0.21	0.22	QB 2
		243.15	243.25	0.10	<0.05	1835.00	2.11	2.25	QB 2
	QTA-28	243.80	243.90	0.10	0.07	894.00	1.45	1.17	QB 2
		256.80	257.08	0.28	1.13	750.00	5.65	4.46	QB 2
		337.45	337.65	0.20	0.20	648.00	0.70	1.45	QB 2
		185.80	186.30	0.50	0.07	275.00	0.39	1.06	QB 2
Concordia		226.50	226.60	0.10	0.17	888.00	0.27	0.33	QB 2
	QTA-29	226.60	227.10	0.50	0.43	392.00	0.26	0.21	QB 2
		238.80	239.10	0.30	0.93	799.00	1.05	2.69	QB 2
		427.70	427.85	0.15	0.20	1550.00	10.75	0.47	QB 2
		609.40	609.50	0.10	0.19	584.00	5.52	2.08	QB 2
		615.10	615.20	0.10	0.13	971.00	9.12	9.84	QB 2
		619.30	619.45	0.15	0.06	773.00	6.95	5.04	QB 2
	QTA-30	643.50	643.60	0.10	0.06	782.00	7.37	4.10	QB 2
		653.95	654.20	0.25	0.07	677.00	6.50	3.89	QB 2
		758.50	758.70	0.20	0.05	443.00	4.35	4.87	QB 2
		761.50	761.70	0.20	0.24	313.00	2.23	1.89	QB 2
	QTA-33	333.30	333.80	0.50	<0.05	1795.00	1.33	0.44	QB 2
		413.32	413.41	0.09	0.40	1030.00	0.34	1.27	QB 3
	QTA-36	475.50	478.00	2.50	0.10	82.80	0.06	0.08	QB 3
		878.05	891.80	13.75	0.03	17.92	0.14	0.13	QB 3
	QTA-48	115.97	163.45	47.48	0.13	142.00	0.37	0.37	QB 4
	QTA-50	262	268.7	6.70	0.13	128.00	0.66	0.38	QB 4
	including	268.05	268.4	0.35	0.93	536.00	8.65	2.49	QB 4
		272.45	272.65	0.20	0.27	1085.00	3.80	2.88	QB 4
	QTA-53	351.13	352.35	1.22	0.32	1802.00	2.06	0.69	QB 4
	including	351.13	351.5	0.37	0.65	5240.00	4.81	1.83	QB 4
	QTA-54	381.28	381.90	0.62	1.13	480.00	1.98	6.16	QB 4
	QTA-55	62.00	99.60	37.60	0.15	108.00	0.10	0.14	QB 4

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Vein System	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Exploration Phase
QTA-59	171.00	228.00	57.00	0.05	135.00	0.14	0.19	QB V
QTA-61	70.00	112.00	42.00	0.08	106.00	0.07	0.08	QB V
QTA-65	62.00	104.35	42.35	0.17	149.00	0.13	0.20	QB V
QTA-66	72.00	96.00	24.00	0.18	106.00	0.09	0.12	QB V
QTA-73	80.50	82.90	2.40	0.45	136.00	0.06	0.07	QB V
QTA-74	96.00	134.00	38.00	0.10	157.00	0.13	0.15	QB V
	256.50	270.00	13.50	0.08	254.00	0.21	0.23	QB V
QTA-80	283.27	296.85	13.58	0.16	213.00	0.19	0.35	QB V
	256.50	270.00	13.50	0.08	253.97	0.21	0.23	QB VI
	283.27	292.00	8.73	0.23	312.55	0.24	0.48	QB VI
	129.00	130.35	1.35	0.07	151.00	0.00	0.04	QB VI
QTA81	204.43	204.74	0.31	0.50	322.00	2.38	2.43	QB VI
	206.46	207.07	0.61	1.25	806.00	4.01	3.67	QB VI
	208.00	210.00	2.00	0.18	289.00	0.16	0.14	QB VI
	290.00	292.00	2.00	0.14	68.30	0.05	0.18	QB VI
	318.00	324.00	6.00	0.21	155.00	0.13	0.08	QB VI
QTA82	334.05	346.00	11.95	0.08	107.43	0.12	0.16	QB VI
	362.00	364.00	2.00	0.13	118.00	0.30	0.27	QB VI
	380.00	384.00	4.00	0.17	234.00	0.22	0.24	QB VI
	391.40	393.80	2.40	0.29	155.30	0.37	0.52	QB VI
	34.60	34.70	0.10	0.61	1640.00	0.17	0.09	QB VI
	72.56	72.80	0.24	0.18	172.00	0.13	0.21	QB VI
QTA83	100.54	104.00	3.46	0.06	126.64	0.06	0.12	QB VI
	58.00	60.00	2.00	0.07	62.90	0.01	0.02	QB VI
	72.00	84.00	12.00	0.15	119.14	0.09	0.14	QB VI
QTA84	102.00	104.00	2.00	0.98	2254.07	0.43	1.69	QB VI
	112.00	114.00	2.00	0.16	54.10	0.04	0.07	QB VI
	126.00	128.00	2.00	0.10	173.00	0.09	0.15	QB VI
	138.25	146.00	7.75	0.07	92.41	0.11	0.16	QB VI
	167.70	206.85	39.15	0.06	60.58	0.09	0.09	QB VI
	216.35	216.50	0.15	0.78	1005.00	1.39	1.43	QB VI
	222.20	222.45	0.25	3.41	1385.00	1.94	2.53	QB VI
QTA87	225.40	226.20	0.80	0.58	857.00	0.58	0.79	QB VI
	106.00	112.00	6.00	0.04	229.53	0.09	0.15	QB VI
	118.65	119.10	0.45	0.43	475.00	0.59	0.54	QB VI
	121.70	122.25	0.55	0.20	290.00	0.29	0.28	QB VI
	143.50	143.80	0.30	0.59	964.00	0.80	0.39	QB VI
	163.65	164.25	0.60	0.07	287.00	0.94	0.42	QB VI
	170.60	176.00	5.40	0.15	135.63	0.10	0.12	QB VI
	180.50	180.70	0.20	0.16	258.00	2.24	1.33	QB VI
	182.50	182.60	0.10	1.71	6090.00	5.50	7.45	QB VI
QTA88	210.00	214.00	4.00	0.17	317.50	0.24	0.23	QB VI
QTA89	144.70	164.00	19.30	0.25	310.70	0.28	0.38	QB VI
	119.80	120.00	0.20	0.17	572.00	0.34	0.06	QB VI
QTA91	135.55	169.53	33.98	0.04	91.62	0.11	0.12	QB VI
	118.00	120.85	2.85	0.06	195.23	0.11	0.13	QB VI
	195.40	196.60	1.20	0.11	308.00	0.14	0.25	QB VI
QTA92	223.70	223.80	0.10	3.20	2190.00	0.79	4.28	QB VI
QTA93	71.35	71.45	0.10	1.23	1005.00	0.54	0.52	QB VI

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Independent Technical Report:
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Vein System	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Exploration Phase
91.10	94.22	3.12	0.04	44.01	0.06	0.07	QB VI
100.10	100.23	0.13	0.14	339.00	3.63	0.74	QB VI
	96.00	98.00	2.00	0.14	90.60	0.02	0.03	QB VI
QTA94	124.60	148.00	23.40	0.09	129.34	0.14	0.16	QB VI
	72.00	74.00	2.00	0.07	98.00	0.06	0.07	QB VI
	84.00	86.00	2.00	0.07	83.50	0.06	0.08	QB VI
	92.00	94.00	2.00	0.07	100.00	0.11	0.12	QB VI
	114.00	116.00	2.00	0.07	54.90	0.01	0.03	QB VI
	127.00	128.55	1.55	0.09	143.52	0.19	0.15	QB VI
	140.00	143.07	3.07	0.07	81.08	0.23	0.19	QB VI
	152.00	154.00	2.00	0.03	141.00	0.10	0.10	QB VI
	169.80	175.10	5.30	0.11	275.26	0.28	0.30	QB VI
QTA95	152.00	154.00	2.00	0.03	1545.00	0.46	1.89	QB VI
	80.00	94.60	14.60	0.07	80.79	0.16	0.19	QB VI
	109.70	109.88	0.18	1.40	583.00	3.02	1.82	QB VI
QTA96	112.12	114.00	1.88	0.05	108.96	0.19	0.22	QB VI
QTA97	66.40	88.95	22.55	0.14	261.74	0.23	0.29	QB VI
QTA98	69.25	69.45	0.20	0.84	808.00	0.51	0.77	QB VI
QTA99	56.00	58.00	2.00	0.10	387.00	0.13	0.05	QB VI
	66.00	71.70	5.70	0.07	109.18	0.06	0.10	QB VI
	104.80	105.50	0.70	0.52	392.00	0.25	0.82	QB VI
	80.00	110.00	30.00	0.07	164.76	0.13	0.17	QB VI
	122.30	122.65	0.35	0.30	462.00	1.98	1.37	QB VI
QTA100	129.20	130.95	1.75	0.19	343.68	0.27	0.29	QB VI
	42.10	42.80	0.70	0.21	305.00	0.19	0.08	QB VI
	80.00	86.00	6.00	0.06	124.20	0.07	0.08	QB VI
	98.00	116.00	18.00	0.07	122.23	0.09	0.14	QB VI
	144.00	144.85	0.85	0.31	250.35	0.61	0.63	QB VI
QTA101	193.00	194.10	1.10	0.03	98.40	0.05	0.06	QB VI
	100.00	101.20	1.20	0.15	92.90	0.04	0.06	QB VI
	114.00	126.00	12.00	0.21	227.80	0.16	0.25	QB VI
	142.00	142.20	0.20	0.98	929.00	2.51	1.66	QB VI
QTA102	151.15	151.90	0.75	1.41	315.00	0.31	0.43	QB VI
	131.40	148.00	16.60	0.12	153.73	0.14	0.19	QB VI
QTA103	174.93	175.60	0.67	0.21	413.00	0.24	0.36	QB VI
	113.00	114.90	1.90	0.03	92.60	0.12	0.10	QB VI
	130.00	135.00	5.00	0.08	206.81	0.22	0.28	QB VI
	152.55	152.70	0.15	2.73	2760.00	1.14	4.55	QB VI
QTA104	158.15	158.85	0.70	0.56	569.00	0.54	2.61	QB VI
	108.00	110.00	2.00	0.03	63.70	0.03	0.04	QB VI
	128.00	129.25	1.25	0.15	1189.04	0.62	1.03	QB VI
	133.50	133.85	0.35	0.07	511.00	1.41	0.84	QB VI
	136.00	138.00	2.00	0.03	77.30	0.04	0.09	QB VI
	144.00	151.00	7.00	0.13	135.06	0.11	0.13	QB VI
	157.20	163.00	5.80	0.07	64.34	0.07	0.07	QB VI
QTA105	167.45	167.75	0.30	1.46	388.00	0.47	0.55	QB VI
	75.40	75.50	0.10	0.42	1510.00	0.34	4.32	QB VI
	105.70	106.35	0.65	0.03	180.00	0.31	0.17	QB VI
QTA106	111.70	120.00	8.30	0.10	170.31	0.18	0.21	QB VI

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Vein System	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Exploration Phase
177.15	178.00	0.85	0.15	214.12	0.01	0.12	QB VI
		122.00	122.45	0.45	0.13	222.00	0.16	0.30	QB VI
		128.00	148.00	20.00	0.03	105.39	0.14	0.15	QB VI
	QTA107	177.00	178.70	1.70	0.58	606.91	0.09	0.34	QB VI
		101.95	127.90	25.95	0.08	154.37	0.17	0.22	QB VI
		140.90	141.05	0.15	0.86	1800.00	0.92	1.64	QB VI
	QTA108	144.00	144.35	0.35	1.45	2610.00	0.39	2.25	QB VI
		271.90	272.15	0.25	0.33	530.00	0.18	0.43	QB VI
	QTA111	279.25	279.70	0.45	1.37	317.00	0.31	0.87	QB VI
		80.75	97.00	16.25		48.25			Q I
	QTA-04	116.00	123.00	7.00		17.00			Q I
		195.60	232.10	36.50		98.18			Q I
	QTA-07	346.00	354.00	8.00		23.70			Q I
	QTA-09	276.00	278.00	2.00		115.00			Q I
		102.00	102.21	0.21	0.28	151.00	0.33	0.31	QB II
		143.00	144.70	1.70	0.10	136.00	0.05	0.08	QB II
		153.20	153.33	0.13	0.45	121.00	0.20	0.06	QB II
		157.38	158.10	0.72	1.06	262.00	0.90	2.47	QB II
San Gregorio North		158.10	158.30	0.20	0.85	620.00	1.70	1.63	QB II
	QTA-31	159.90	160.10	0.20	1.53	1105.00	1.29	2.20	QB II
		237.40	237.60	0.20	1.21	556.00	0.60	1.20	QB II
		241.30	241.50	0.20	0.31	575.00	0.74	0.83	QB II
		241.80	242.20	0.40	0.61	1750.00	2.59	1.96	QB II
		307.25	307.45	0.20	0.07	492.00	0.30	0.37	QB II
		307.45	307.75	0.30	0.07	206.00	0.16	0.10	QB II
		324.35	324.45	0.10	0.28	668.00	2.00	0.60	QB II
	QTA-82	189.15	210.00	20.85	0.06	53.00	0.02	0.03	QB V
		382.40	393.80	11.40	0.13	110.00	0.14	0.19	QB V
California	QTA-12	342.44	342.54	0.10	<0.05	406.00	0.26	0.24	QB I
	QTA-16	456.40	459.50	3.10	<0.05	70.00	0.57	0.91	QB I
	including	456.40	458.00	1.60	<0.05	107.00	0.81	1.44	QB I
		204.70	205.26	0.56	<0.05	317.00	1.62	1.00	QB II
		239.60	239.70	0.10	<0.05	223.00	1.13	1.22	QB II
		284.71	285.00	0.29	0.89	405.00	3.42	4.54	QB II
		351.10	352.90	1.80	0.19	190.00	2.94	3.94	QB II
	QTA-25	361.10	362.30	1.20	<0.05	129.00	0.26	0.69	QB II
		396.30	396.70	0.40	<0.05	299.00	2.54	1.41	QB II
		439.40	439.50	0.10	1.09	360.00	2.75	3.82	QB II
Santa Rita		505.50	505.80	0.30	<0.05	184.00	0.70	0.66	QB II
		507.20	508.00	0.80	<0.05	153.00	0.46	0.44	QB II
		544.10	544.30	0.20	0.26	206.00	0.19	0.01	QB II
		119.80	199.90	0.10	0.13	1415.00	0.39	2.08	QB II
	QTA-26	142.20	142.40	0.20	0.53	479.00	0.30	0.25	QB II
		382.83	383.10	0.27	<0.05	140.00	0.03	0.22	QB II
		505.60	506.00	0.40	<0.05	166.00	0.19	0.31	QB II
		462.28	462.85	0.57	0.77	90.00	3.80	0.44	QB III
	QTA-37	466.10	472.00	5.90	<0.05	104.00	0.23	0.55	QB III
		719.15	719.30	0.15	0.32	20.00	0.72	1.19	QB III
Orion	QTA-38	101.40	101.55	0.15	1.02	53.00	0.03	0.21	QB III

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Vein System	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Exploration Phase
170.35	170.55	0.20	<0.05	308.00	0.23	0.27	QB III
345.95	349.20	3.25	<0.05	116.00	0.16	0.14	QB III
Note: Q = Quaterra.  QB = Quaterra jointly with Blackberry.

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12.0	Sampling Method and Approach

12.1	Drilling

Twenty six HQ core holes were drilled during the 2009-2010 field season by B.D.W. International Drilling of Mexico S.A. de C.V. under the supervision of Quaterra.  Drilling was completed from November 2009 through February, 2010.  The same procedures of core logging and sampling were used as in the 2008 drill program.  Core boxes were collected from the drill site and brought to the core storage facility on the Nieves Property for logging and sampling by the project or assistant geologists on a daily basis.  The drill core was washed and core recovery estimated.  Rock types, alteration minerals, textural and structural features, veining, and mineralized zones documented.   Sample intervals were measured, marked with permanent marker and given a sample number and sample tag by the geologists.  From this point, technicians were given the core to split, using a core saw, into halves where one half of each interval was placed with the sample tag into a sample bag and marked with the sample number. The other half was placed back into the core box in its original position and the core boxes were then stacked on racks and stored in order and by drill hole number in their core storage facility.  Where the veins were coherent they were sawed in half perpendicular to the “grain” to get a representative split.

The geologists visually selected sample intervals based on the presence of quartz-carbonate veins, silicification or the presence of sulphide minerals.  The rock surrounding any significant mineralized zones was also sampled for several metres above and below the mineralization.  The minimum sampling width for all drill holes completed to date on the Nieves Property is 3 cm and the maximum width is 4.95m, with an average width of 1.5m.  The highest frequency sample interval is 2m.  1.2m is the average interval width for samples with silver grades greater than or equal to 10 g/t.  For the 2009-2010 drill program, 5 cm was the minimum sample interval (mineralized material), 3.67m was the maximum interval (in wall rock) and 1.5m was the average interval.  Figure 12-1 is a histogram showing the 2009-2010 sampled intervals.  True thicknesses from the 2009-2010 program are ~80% of the intercept widths reported.

Two thousand one hundred and seventy core samples were marked by the core logging geologists before being split using a diamond saw by a technician.  Samples were placed into individual plastic bags marked with a unique sample identification number and with a sample tag placed into the bag.  Sample ID numbers and meterages were also written on the core trays.  Samples were then packaged into sealed sacks and taken by Quaterra employees to ALS Chemex Laboratories in Guadalajara for preparation.  Standard and blank samples were also included with the primary core samples for analysis.  Standards were inserted directly into the sample sequence with a frequency of ~ 1 in 50. Blanks were inserted directly into the sample sequence with a frequency of ~ 1 in 25. The final prepared samples were shipped to the ALS laboratory in Vancouver, Canada for analysis. There are no known drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.  The sampling procedure is appropriate for the type of mineralization being assayed such that samples are representative and there is no sampling bias.

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Figure 12-1 Histogram showing the 2009-2010 drill sampled intervals for the Nieves Property.

12.2	Metallurgy

In June 2010, a composite sample was prepared using the coarse crush “reject” material from selected intervals in 12 holes drilled through the La Quinta mineralization in 2009-2010 (Table 12-1).  This sample was used for preliminary metallurgical testwork as descried in Section 16.0.  The sample was determined to contain ~ 79 g/t silver (theoretical grade of 83 g/t silver). The assay grade of the composite sample reflects the assays of the individual samples and is therefore considered representative of those samples.  No bias is noted. There are no known drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results for this composite sample.

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Table 12-1 Composite sample details (silver as determined by ALS during the exploration program).
Hole	Sample	From (m)	To (m)	Ag (g/t)	Weight (kg)
QTA96	568216	74	76	64	6.1
QTA97	568304	77	79	150	7.4
QTA98	568364	54	56	34.5	6.9
QTA99	568438	68	70	112	7.6
QTA100	568534	104	106	84.5	6.8
QTA101	568633	122	124	42.1	7.3
QTA102	568700	114	116	101	6.2
QTA102	568711	124	126	70.4	7.3
QTA103	568775	134	136	86.8	7.6
QTA104	568871	130	132	123	7.2
QTA105	568985	170	172	30.1	7
QTA106	569055	120	122	77	7.4
QTA107	569122	146	148	146	7.5
QTA108	569198	84	86	31.2	6.5

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13.0	Sample Preparation, Analysis and security

13.1	Protocols

No employees, officers, directors or associates of Quaterra or Blackberry are involved in the preparation of the samples used in preparation of this Report.

In 2009 and 2010, a total of 2,170 primary drill core samples were placed into individual plastic bags marked with a unique sample identification number and with a sample tag placed into the bag. The samples were then packaged into sealed sacks and taken by Quaterra employees to ALS Chemex Laboratories in Guadalajara for analysis.

ALS Chemex is an ISO 9001:2000, ISO 17025:2005 and Standard Council of Canada accredited laboratory with preparation and analytical laboratories operating in over 16 countries.  Samples are sent to ALS Chemex in Guadalajara for preparation using their PREP-32 procedure.  Upon receipt samples are dried, weighed and crushed.  Two hundred and fifty grams of material is split and pulverized to at least 85% passing 75 microns.  Reject material is retained at ALS Chemex in Guadalajara.  Prepared pulp samples are sent for analysis to ALS Chemex in Vancouver.

All samples were analyzed using a 41 element ICP method (ME-ICP41), in addition to analyzing gold and silver by standard fire assay (ME-GRA21).  Samples with lead and zinc values over 10,000 ppm and silver values over 100 ppm were re-assayed by atomic-absorption spectroscopic methods (ME-OG62).  A full description of the preparation and analytical methods is provided on the ALS website (www.alsglobal.com).

Internal quality assurance and quality control (QA/QC) procedures such as the insertion of blanks and standards into the sample sequences were not utilized by Quaterra and Blackberry during initial phases of exploration.  Routine analysis of certified reference material (standards) began in 2007 with the insertion of a commercially prepared standard.  Duplicate sampling began in 2008, and continued through the 2009-2010 drill program.  Duplicate samples were packaged and shipped using the same security protocols as the primary drill core samples.  The QA/QC sampling and results are described in the following section.

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13.2	Drill Program QA/QC 2009-2010

The following section is a summary of the QA/QC results from the 2009-2010 Quaterra-Blackberry drilling program.  Standards and blank samples were inserted directly into the core sample sequence and prepared for analysis with those samples.  Approximately 1 in 25 samples submitted for assay was a blank (125 in total) and ~1 in 50 samples was a standard (40 in total).  CDN-SE-1 is the standard used and is a Certified Reference Material with the expected values shown in Table 13-1.

Table 13-1 Range of expected assay values for standard CDN-SE-1.
Metal	Expected range of values
Au (g/t)	0.480 +/- 0.0034
Ag (g/t)	712 +/- 57

One hundred and twenty five (125) duplicate samples were also analyzed as part of the QA/QC protocol, representing 1 for every 17 samples.  Nine samples were coarse rejects from primary sample preparation with the remainder of the samples being pulps.  Duplicate samples were submitted to Skyline Assayers & Laboratories (“Skyline”) in Tuscon, Arizona.  Skyline is ISO 17025 accredited including analyses for gold and silver by fire assay (including gravimetric methods), which is the method of analyses used for the submitted samples.  Samples were analyzed using fire assay – gravimetric finish method in addition to ICP.  The ICP data all reported as overlimit values and hence only the fire assay data is described below.

Blanks

Eighty four blank samples were inserted into the sample sequence by Quaterra (Figure 13-1).  Three samples returned assay results greater than the detection limit for gold, with values of 0.06, 0.07 and 0.44 g/t.  The gold detection limit is 0.05 g/t. The 0.44 g/t gold value is the only real outlier to the data set and based on the values of the other metals in the samples most likely represents contamination to the sample.

One samples returned an assay result 6 times that of the detection limit for silver and another with a value of twice the detection limit (values of 29 and 10 g/t respectively; Figure 13-2).  The silver detection limit is 5 g/t. The 29 g/t sample is consistently high when considering the ICP data (Figure 13-3).  Therefore there only appears to be 1 blank sample that appears to have been contaminated during preparation.

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Figure 13-1 Scatter plot of gold assays for blank samples showing 3 outlier points.

Figure 13-2 Scatter plot showing silver in blank samples assayed by fire assay showing 2 outlier points.

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Figure 13-3 Scatter plot showing silver in blank samples assayed by ICP showing 1 outlier point.

Standards

Forty standards submitted by Quaterra with the drill core samples were analyzed.  The standard used was commercially prepared by CDN Resource Laboratories Ltd. in Delta, British Columbia.  Details of its preparation and analysis are provided in Appendix 1 of the 2009 technical report by Stone.  The expected range of values is shown in Table 13-1.

Figures 13-3 and 13-4 summarize the gold assay results for standard CDN-SE-1.  Once 3 outlying points (1 low and 2 high) are removed from the dataset the standards plot within two standard deviations (Figure 13-5) and are considered acceptable results.

Five silver assays and 3 gold assays plot outside of these limits.  Only one of these assays corresponds to an outlying standard sample for both metals.  However, none of these standard samples is the only standard analyzed on its corresponding certificate.  The other standards plot within acceptable deviation limits and therefore the data is overall considered precise and of good quality.

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Figure 13-4 Graphs showing the gold grade (g/t) in standard analyses of CDN-SE-1 as determined by fire assay methods. Top graph shows all data.  Bottom graph shows data with 3 outliers removed.
Lines: red = expected value, blue = 1 standard deviation and orange = 2 standard deviations.

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Figure 13-5 Graph showing the silver grade (g/t) in standard analyses of CDN-SE-1 as determined by fire assay methods.  Top graph shows all data.  Bottom graph shows data with 1 outlier removed. Solid lines: red = expected value, blue = 1 standard deviation and orange = 2 standard deviations. Dotted red line = lower limit of expected value range.

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Duplicates

Nine coarse reject samples and 116 duplicate pulps were analyzed for a total of 125 duplicate samples (~ 1 in 17 samples).  The 9 samples with > 2 kg silver were specifically selected for check analyses.  The remaining samples were selected to represent the silver grade distribution of the 2009-2010 data (Figure 13-6).  Table 13-2 summarizes the results of the duplicate analysis and indicates that there is a good correlation between the original assay and the duplicates. Three outlying gold data pairs were removed from the dataset used for the analysis. Two pairs had much higher check assays and the third pair a significantly lower check assay.  These different assays could be explained a by nugget effect.

Figure 13-6 Histogram showing silver grade of selected duplicate samples with the cumulative % of all the assays and the 2009-2010 assays for comparison.

Table 13-2 Statistical analysis of pulp duplicates.
	All Data		Outliers Removed
	Au	Ag	Au
R2 value	0.4694	0.9520	0.9016

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Figure 13-7 Duplicate assays for gold (top = all data, bottom = 3 outliers removed).

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Figure 13-8 Duplicate assays for silver.

Summary

In the opinion of the author, an acceptable number of standards and duplicates were submitted for analysis and the results demonstrate an acceptable level of analytical accuracy and precision. The primary assay data are therefore considered of high quality and suitable for use in resource estimation.

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14.0	Data Verification

14.1	Site Visits and Database

The Nieves Property was first visited by CCIC in 2006 by Stephen Wetherup (P.Geo., Operations Manager – Western Division) and in 2009 by Michelle Stone (P.Geo., Senior Geologist -  Toronto Office) associated with the initial resource estimate.  Michelle Stone visited the Property again accompanied by Quaterra geologist Hector Fernandez on May 19th and 20th, 2010, after the 2009-2010 drilling program was complete.  Ms. Stone was shown the drill collar locations from the recent drilling and reviewed several diamond drill holes.

A drill hole database was supplied to CCIC by Quaterra in the format of a series of Microsoft Excel workbooks. The files contained collar location, down hole directional survey data and assay results.  These data were compiled into Microsoft Access for reviewing and validated before being finalized into an appropriate format for resource evaluation.

The following general activities were undertaken during database validation by CCIC:
•	Cross check total drill hole depth and final sample depth data.
•	Check for overlapping and missing sampling intervals.
•	Replace assay entries with less than detection limit values to one half the lower limit of detection for use with the resource modeling software.
•	Check drill hole survey data for unusual or suspect down-hole deviations.
•
Compiled the data from electronic certificates and checked the supplied assay data in addition to spot checking at least 25% of the data from the finalize hard copy certificates associated with the 2009-2010 drill program.

The database supplied was found suitable for use for resource estimation.

14.2	2010 Site Visit Check Samples

Fourteen samples were selected for check analysis.  Samples were shipped directly from the core storage facility at Nieves.  Six samples were sawn, quarter core with corresponding pulp samples.  The other two (2) samples were core duplicates of samples with over 2 and 6 kg based on the primary samples.  There were no corresponding pulp samples for these two (2) samples.  All samples had primary assays of greater than 0.5 kg silver.  Sample security and shipping protocols, preparation and analytical methods were the same as those used for the primary samples. Samples were assayed at ALS in Vancouver.

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The duplicate sample data shows a good correlation for all grouped data (core and pulp; Figure 14-1).

Figure 14-1 Scatter plot showing good correlation between primary gold and check sample assays.

Table 14-1 Statistical analysis of check samples.
	All Samples	Pulp Samples	Quarter Core Samples
Au R2 value	0.8629	0.9913	0.8214
Ag R2 value	0.8115	0.9474	0.8011

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Figure 14-2 Scatter plot showing good correlation between primary silver and check sample assays.

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15.0	Adjacent properties

The Nieves Property is not directly bordered by any other concessions.

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16.0	Mineral Processing and Metallurgical Testing

Preliminary metallurgical testwork on a composite sample from the Nieves Property was completed in June 2010 by G & T Metallurgical Services Ltd.  Approximately 100 kg of coarse crush material was composited from reject core material (Table 12-1).  The sample was determined to contain ~ 79 g/t silver (theoretical grade of 83 g/t silver).  Freibergite was the major silver phase present in the sample.  Ore hardness tests indicated that the sample was moderately soft with a Bond work index of 10.8 kWh/tonne.  Open circuit floatation tests showed that~ 86% of the silver can be recovered into a final concentrate with a grade of ~ 2.3 kg/tonnes silver.

Rougher tests suggested that silver recovery was relatively independent of primary grind size between 67 and 104µm K80.  Additional testwork was recommended investigating coarser primary grind sizes. Rougher tests also indicated that silver recovery could also be increased by using a collector such as AEROPHINE 3418A which would increase the selectivity of silver over pyrite.

Open circuit cleaner tests suggest that regrinding the rougher concentrate to 20µm K80 had no significant benefit on silver metallurgy.  However, increasing the pH of the cleaner circuit to 10 significantly improved the silver grade in the final concentrate.

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17.0	Mineral Resource and Reserve Estimates

An updated independent, NI 43-101 compliant Mineral Resource Estimate for Nieves Property was completed by Michelle Stone, P.Geo., a Senior Geologist with CCIC, using Quaterra’s vetted drill data upon completion of the 2009 – 2010 drill program..  The database supplied for this estimation included 124 surface drill holes (Table 17-1).  Ninety-four (94) of these drill holes were used to construct the 3D solid shapes representing the mineralization that was the focus of this Mineral Resource Estimate (Figure 17-1).  Grades for silver and gold were estimated using 2m composites and the inverse distance squared method.

Table 17-1 Sample interval length and frequency for the different drill hole types.
Exploration Phase1	Year(s)	Number of Holes	Holes	Number of Samples	Comments
K	1999-2000	8	NV01- NV08	581	RC holes; NV05 and NV06 have diamond tails
WC	1999-2000	5	WCN01-WCN05	122	diamond holes
Q Initial	1999-2000	10	QTA01-QTA10	1,601	RC holes; QTA03, QTA07 and QTA08 have diamond tails
QB I	2004	13	QTA11-QTA23	1,898	diamond holes
QB II	2005	11	QTA24-QTA34	1,664	diamond holes
QB III	2006	8	QTA35-QTA42	1,688	diamond holes
QB IV	2007	16	QTA43-QTA58	965	diamond holes
QB V	2008	24	QTA59-QTA82	2,126	diamond holes; initial resource estimate: La Quinta (previously referred to as Concordia)
QB VI	2009-2010	29	QTA83-QTA111	2,348	diamond holes; updated resource estimate: La Quinta; initial resource estimate: San Gregorio
1 Kennecott (K), Western Copper (WC), Quaterra (Q) and Quaterra/Blackberry (QB).

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Figure 17-1La Quinta (brown) and San Gregorio North (green) ore solids used to constrain the tonnage and grade estimations (top). The lower image shows the high grade solid within the outer boundary of the La Quinta zone.

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17.1	Database, software and three dimensional model

The resource estimate is based on the interpretation of 94 surface drill holes.  The collar position, down hole survey and assay data for these holes and samples are stored in an MS Access database.  A digital terrain model was supplied by Quaterra and used to constrain the upper boundary of the resource estimate.

Assay data was compiled by CCIC from the original assay certificates and checked against the database supplied by Quaterra.  No errors were detected.  Assays below the minimum detection limit were assigned a value equal to one half of that detection limit.

3D solid shapes surrounding the overall extents of the silver and gold mineralization along the La Quinta (based on 83 drill holes) and San Gregorio North zone (based on 11 drill holes) were constructed and used to constrain the tonnage and grade estimation. An additional 3D solid was constructed representing the higher grade portion of the La Qunita mineralization (based on 50 of 83 drill holes) and also used in the estimation process.  GEMCOM’s SurpacVision software V.6.1.3 was used to generate the 3D model and perform the grade estimation.

17.2	Compositing

Raw sampling intervals, histograms and their grade ranges are presented in Table 17-2 and Figures 17-2 through 17-8.  Samples were collected over 0.03 to 4.95m intervals, with the majority collected from 2m intervals (>97%).  One metre samples or the metric equivalent of 5 foot intervals (approximately 1.5m) were frequently collected in the historic data.

Two metre composites were produced from the assay data within the 3D ore solid.  Intervals less than 2m were composited near the contacts where sample length was equal to 0.02m (1% of the maximum composite length).  The QA/QC review (Section 13.2; and supported by the author’s check samples, Section 14.2) indicated that the repeatability associated with higher grade silver and gold values was good and the coefficient of variation is close to or below 1.2, and therefore no top cut was applied to the model.  Table 17-1 summarizes the composite interval statistics.  Histograms of the 2m composited silver grades intersecting each of the modeled zones are shown in Figures 17-3 through 17-8.  Statistical summaries of composite samples for each zone are presented in Tables 17-3 and 17-4.

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Table 17-2 Sample intervals and frequency.
Sample Interval (m)	Frequency	Cumulative %
0.00	0	0.00%
0.25	916	7.04%
0.50	953	14.37%
0.75	738	20.05%
1.00	1,063	28.22%
1.25	692	33.55%
1.50	784	39.58%
1.75	1,269	49.33%
2.00	6,250	97.40%
2.25	154	98.58%
2.50	105	99.39%
2.75	34	99.65%
3.00	27	99.86%
3.25	7	99.92%
3.50	5	99.95%
3.75	3	99.98%
4.00	1	99.98%
4.25	1	99.99%
4.50	0	99.99%
4.75	0	99.99%
5.00	1	100.00%

Figure 17-2 Histogram showing sampled drill hole intervals.

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Table 17-3 Summary of assay statistics for composite samples in the La Quinta high grade zone
	Ag (g/t)		Au (g/t)
	Ungrouped	Grouped	Ungrouped	Grouped
Number of Samples	723		723
Minimum Value	0		0.000
Maximum Value	2,254		0.976
Mean	103	112	0.093	0.093
Median	64	77	0.054	0.053
Variance	20,900	82	0.011	0.011
Standard Deviation	145	140	0.104	0.104
Coefficient of Variation	1.41	1.25	1.11	1.11

Figure 17-3 Histogram of silver in the La Quinta high grade zone.

Figure 17-4 Histogram of gold grades in the La Quinta high grade zone.

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Table 17-4 Summary of assay statistics for composite samples in the La Quinta zone (includes high grade zone).
	Ag (g/t)		Au (g/t)
	Ungrouped	Grouped	Ungrouped	Grouped
Number of Samples	3,490		3,490
Minimum Value	0		0.000
Maximum Value	3,400		2.860
Mean	36	98	0.056	0.091
Median	8	89	0.025	0.078
Variance	10,781	8,376	0.011	0.009
Standard Deviation	104	92	0.106	0.095
Coefficient of Variation	2.87	0.94	1.87	1.05

Figure 17-5 Histogram of silver in the La Quinta zone.

Figure 17-6 Histogram of gold grades in the La Quinta zone.

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Table 17-5 Summary of assay statistics for composite samples in the San Gregorio North zone.
	Ag (g/t)		Au (g/t)
	Ungrouped	Grouped	Ungrouped	Grouped
Number of Samples	3,490		3,490
Minimum Value	0		0.000
Maximum Value	3,400		2.860
Mean	36	98	0.056	0.091
Median	8	89	0.025	0.078
Variance	10,781	8,376	0.011	0.009
Standard Deviation	104	92	0.106	0.095
Coefficient of Variation	2.87	0.94	1.87	1.05

Figure 17-7 Histogram of gold grades in the San Gregorio North zone.

Figure 17-8 Histogram of gold grades in the San Gregorio North zone.

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17.3	Block Model

The block model parameters are shown in Table 17-5.  Block dimensions in the northwest-southeast direction were limited to 2m to try and restrict across vein smoothing.  A rotation was applied to the model.  Partial percents were used as part of the volume estimation.  The block volumes were adjusted based on the proportion that the block was “in” the solid shape representing the mineralization.

Table 17-6 Block model description.
	Y(m)	X(m)	Z(m)
Minimum Coordinates (m)	2,653,025	698,300	2,050
Maximum Coordinates (m)	2,655,075	699,900	3,150
Block Size	10	10	2
Rotation	60	-60	0

17.4	Density

Specific gravity (“SG”) measurements were made on eight (8) pieces of mineralized quarter core (7 different cores), and waste from one (1) core, as well as pulp samples composited through the mineralized portion of three diamond drill cores by ALS using a wax coating procedure for drill core samples (OA-GRA08a).  SG measurement were also previously made on composited pulps (ALS method OA-GRA08b) and found to produce similar, but marginally lower results (average 2.87 vs 2.83; see 2009 Technical Report by Stone).  For the 2010 estimate, the core SG measurements were only considered to maintain a consistent dataset, and instead of using an average SG, a relation with silver grade was determined by calculating a best fit line to the residual data (Table 17-7; Figure 17-9). The R2 value is high indicating a good correlation.

Table 17-7 Nieves Property SG data.
Hole	From (m)	To (m)	Sample Detail	Description	SG	Ag (g/t)
QTA-19	206.45	206.63	entire core	unmineralized wallrock to vein	2.56	4.7
QTA-19	208.48	208.63	entire core	vein with high sulfide content	3.83	4520
QTA-20	198.8	198.88	entire core	brecciated vein with moderate sulfide content	2.50	593
QTA-21	283.68	283.85	entire core	brecciated vein with high sulfide content	3.02	471
QTA-22	129.5	131.65	1/4 core	vein with moderate sulfide content	2.70	236
QTA-27	191.3	192.5	1/4 core	brecciated vein with moderate sulfide content	2.62	108
QTA-28	255.9	257.08	1/4 core	vein with moderate to high sulfides content	2.66	362
QTA-29	225.2	225.43	entire core	wall of vein with low sulfide content	2.70	34.8
QTA-29	225.72	226	entire core	wall of vein with moderate sulfide content	2.81	34.8
QTA-29	226.5	226.6	1/4 core	vein with high sulfide content	3.01	888

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Figure 17-9 Graph showing relation between SG and silver grade.

17.5	Block Interpolation

Grades were estimated using the inverse distance squared method.  The La Qunita grades were estimated in 2 passes, first filling the high grade zone with composites formed from drill holes passing through only the high grade solid and the second pass filling blocks remaining with no grade from intercepts passing through the larger solid.  A single search ellipse is used with the long axis oriented along strike (240°) with a radius of 100m.  The major to semi-major axis ratio is 1 to 1 and the major to minor axis ratio is 1 to 20.  The semi-major axis is dipping 60°.  The San Gregorio North was estimated using the same search parameters but in a single pass.  A minimum of 4 samples and a maximum of 12 samples were used in the estimation. A nearest neighbour model was also run for comparison.

The tonnage for each block was calculated as follows:

Block volume (10m x 10m x 2m) * SG * the proportion of the block within the ore zone and under the surface topography.

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17.6	Classification

Based on the study reported herein, delineated mineralization within the Concordia and San Gregorio vein systems on the Nieves Property is classified as a mineral resource according to the following definitions from NI 43-101:

 “In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on December 11, 2005, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.”

“A Mineral Resource is a concentration or occurrence of natural solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

Mineral resources are not mineral reserves as economic viability of the Upper Concordia deposit has not yet been shown.

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

“A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

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“An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

17.7	Results

Blocks were classified as follows:

Indicated: if the average distance between sample pairs used in the estimate was less or equal to 60m.

Inferred: if the average distance between sample pairs used in the estimate was greater than 60m but less than or equal to 180m.

A variety of classification parameters were evaluated for the classification.  The maximum average distance between sample pairs deemed acceptable for classification of Indicated material was 60m.  Above this value there is a significant increase in estimated tonnages that is not as well supported by the data.

The resource estimate for the La Quinta and San Gregorio North zones are reported in Table 17-8.  Measured resources could not be estimated because metallurgical testing is only in the preliminary stages and drill spacing is still considered too broad to confidently estimate. Tables 17-9 and 17-10 show the tonnage and grade estimation results at various silver ranges and cut-offs.  The estimated mineral resources are shown in Figures 17-10 and 17-11.

Material was reclassified from Indicated to Inferred resource category in areas where the classification was supported by only one drill hole.  The classification of material in the area of the historic Concordia mine was also reduced in its classification because the actual 3D location and extents of the workings are not accurately known.  Based on a historic long section circa 1954, development appears to have been completed down to 200m below surface, and mining carried out only to approximately 100m depth.

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Table 17-8 Current Indicated and Inferred mineral resources for the Concordia and San Gregorio vein systems reported at a 45 g/t silver cut-off grade (base case)1.
Vein	Zone	Resource Class	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz) 2	Ag (oz)2
Concordia	La Quinta	Indicated	4,590,000	0.1	103.4	14,757	15,259,171
Concordia	La Quinta	Inferred	10,516,000	0.08	85.5	27,048	28,907,758
San Gregorio	North	Inferred	4,005,000	0.15	79.4	19,315	10,223,998
1Tonnes have been rounded up to the nearest 1,000. gold is reported to 2 decimal places and silver to 1 decimal place.
21 troy ounce = 31.103 grams.

Table 17-9 Current Indicated and Inferred mineral resources for the Concordia and San Gregorio vein systems reported at various silver ranges (g/t)1.
Ag Range (g/t)	Vein	Zone	Resource Class	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz)2	Ag (oz)2
0.0 -> 15.0	Concordia	La Quinta	Indicated	2,516,000	0.04	8.0	3,559	647,140
	Concordia	La Quinta	inferred	74,403,000	0.03	3.9	59,804	9,329,380
	San Gregorio	North	inferred	31,753,000	0.04	5.2	38,794	5,308,671
15.0 -> 30.0	Concordia	La Quinta	Indicated	1,908,000	0.06	22.1	3,374	1,355,715
	Concordia	La Quinta	inferred	13,729,000	0.05	21.7	22,512	9,578,475
	San Gregorio	North	inferred	10,159,000	0.08	20.7	27,436	6,761,126
30.0 -> 45.0	Concordia	La Quinta	Indicated	1,220,000	0.06	37.0	2,275	1,451,307
	Concordia	La Quinta	inferred	6,775,000	0.05	36.7	11,763	7,994,165
	San Gregorio	North	inferred	2,993,000	0.12	35.9	11,547	3,454,609
45.0 -> 60.0	Concordia	La Quinta	Indicated	964,000	0.07	52.4	2,046	1,624,075
	Concordia	La Quinta	inferred	4,198,000	0.06	52.0	8,233	7,018,487
	San Gregorio	North	inferred	1,397,000	0.13	51.6	5,929	2,317,629
60.0 -> 90.0	Concordia	La Quinta	Indicated	1,569,000	0.08	74.1	4,187	3,737,996
	Concordia	La Quinta	inferred	3,813,000	0.07	71.5	9,072	8,765,376
	San Gregorio	North	inferred	1,225,000	0.15	71.4	6,026	2,812,108
90.0 -> 120.0	Concordia	La Quinta	Indicated	951,000	0.11	103.3	3,302	3,158,483
	Concordia	La Quinta	inferred	1,052,000	0.09	102.9	3,179	3,480,397
	San Gregorio	North	inferred	923,000	0.17	103.0	5,045	3,056,586
120.0 -> 150.0	Concordia	La Quinta	Indicated	451,000	0.13	132.8	1,871	1,925,628
	Concordia	La Quinta	inferred	550,000	0.11	133.4	1,981	2,358,936
	San Gregorio	North	inferred	388,000	0.16	132.0	2,008	1,646,658
150.0 -> 9999.0	Concordia	La Quinta	Indicated	655,000	0.19	229.0	3,959	4,822,525
	Concordia	La Quinta	inferred	904,000	0.15	251.2	4,389	7,301,058
	San Gregorio	North	inferred	72,000	0.19	169.4	447	392,142
1Tonnes have been rounded up to the nearest 1,000. gold is reported to 2 decimal places and silver to 1 decimal place.
21 troy ounce = 31.103 grams.

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Figure 17-10 Indicated (red) and Inferred (green) Mineral Resources in the La Quinta zone (plan view) shown with a 45 g/t silver cut-off. Drill hole traces are shown in black.

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Table 17-10 Current Indicated and Inferred mineral resources of the San Gregorio North reported at various silver ranges (g/t)1. Base case is highlighted.
Ag Range (g/t)	Vein	Zone	Classification	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz)2	Ag (oz)2
> 15.0	Concordia	La Quinta	Indicated	7,717,000	0.09	72.8	22,330	18,062,489
	Concordia	La Quinta	Inferred	31,019,000	0.06	46.6	59,838	46,474,147
	San Gregorio	North	Inferred	17,158,000	0.11	37.1	60,682	20,466,251
> 30.0	Concordia	La Quinta	Indicated	5,810,000	0.09	89.5	16,812	16,718,484
	Concordia	La Quinta	Inferred	17,291,000	0.07	66.4	38,915	36,913,558
	San Gregorio	North	Inferred	6,999,000	0.14	60.8	31,504	13,681,613
> 45.0	Concordia	La Quinta	Indicated	4,590,000	0.10	103.4	14,757	15,259,171
	Concordia	La Quinta	Inferred	10,516,000	0.08	85.5	27,048	28,907,758
	San Gregorio	North	Inferred	4,005,000	0.15	79.4	19,315	10,223,998
> 60.0	Concordia	La Quinta	Indicated	3,625,000	0.11	117.0	12,820	13,636,144
	Concordia	La Quinta	Inferred	6,319,000	0.09	107.8	18,285	21,901,045
	San Gregorio	North	Inferred	2,608,000	0.16	94.3	13,416	7,907,096
> 75.0	Concordia	La Quinta	Indicated	2,757,000	0.13	132.6	11,523	11,753,792
	Concordia	La Quinta	Inferred	3,734,000	0.11	136.3	13,206	16,363,187
	San Gregorio	North	inferred	1,792,000	0.17	107.1	9,795	6,170,569
> 90.0	Concordia	La Quinta	Indicated	2,057,000	0.14	149.8	9,259	9,907,038
	Concordia	La Quinta	Inferred	2,506,000	0.12	163.1	9,669	13,141,131
	San Gregorio	North	Inferred	1,383,000	0.17	114.6	7,559	5,095,708
> 120.0	Concordia	La Quinta	Indicated	1,106,000	0.16	189.8	5,689	6,749,150
	Concordia	La Quinta	Inferred	1,454,000	0.14	206.6	6,545	9,658,117
	San Gregorio	North	Inferred	460,000	0.17	137.8	2,514	2,038,003
> 150.0	Concordia	La Quinta	Indicated	655,000	0.19	229.0	4,001	4,822,525
	Concordia	La Quinta	Inferred	904,000	0.15	251.2	4,360	7,301,058
	San Gregorio	North	Inferred	72,000	0.19	169.4	440	392,142
1Tonnes have been rounded up to the nearest 1,000. gold is reported to 2 decimal places and silver to 1 decimal place.
21 troy ounce = 31.103 grams.

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Figure 17-11 Inferred mineral resources in the San Gregorio North zone (plan view).  Blue = less than 45 g/t silver and red = greater than or equal to 45 g/t silver as estimated using the inverse distance squared method.  Drill hole traces are shown in black.

17.8	Validation

Detailed visual inspection of the block model has been conducted in both section and plan to ensure the desired results of the estimation.  This checking includes partial percentage estimates and grades.  The estimated grades were checked in relation to the underlying drill hole sample grades.  The silver and gold grades in the model appear to be a valid representation of the underlying drill hole sample data.

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To verify the precision of the resource estimate, a nearest neighbour model was also estimated. The nearest neighbour estimates resulted in fewer tonnes at higher grade (Figures 17-12 through 17-16) as expected using this modeling method.  At the 45 g/t silver cut off there is only a 7% difference in the overall silver metal content (contained silver ounces) for the Indicated resources (high precision).  There is a difference of ~34% for the Inferred resources for the la Quinta estimate (moderate precision considering this project is not yet at a formal scoping level study). This is not a direct comparison between the resources estimated with the different methods as the inverse distance model classifies the blocks based on the average distance between points rather than the nearest neighbour distance.  Positive and negative correlations are therefore expected when comparing the results when more than one resource class is used (i.e. Indicated and Inferred vs only inferred as in the case of the San Gregorio North zone).

17.9	Previous Resources

The author estimated initial mineral resources for the Concordia vein system, which were reported in 2009.  Both Inferred and Indicated resources were estimated.  However, based on the results of the 2009-2010 drilling a slightly larger range was able to be used to classify the Indicated material (60 vs 50m).  Inferred resources in 2010 were also classified using a larger range (180 vs 100m). Table 17-10 shows both estimates reported at a 60 g/t silver cut-off.

Table 17-11 Indicated and Inferred resources for the Concordia vein system on the Nieves Property reported at a 60 g/t silver cut off.
Estimate	Classification	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz)1	Ag (oz)1
2009	Indicated	2,897,571	0.126	110.231	11,701	10,269,203
	Inferred	2,256,596	0.115	96.562	8,373	7,005,797
2010	Indicated	3,625,000	0.11	117.0	12,820	13,636,144
	Inferred	6,319,000	0.09	107.8	18,285	21,901,045
*1 troy ounce = 31.103 grams.

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Figure 17-12 Tonnes vs grade curves showing the results of the inverse distance squared (top) and nearest neighbour (bottom) models for the La Quinta zone. The blue line is the Indicated tonnes and the red line is the silver grade.

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Figure 17-13 Tonnes vs grade curves showing the results of the inverse distance squared (top) and nearest neighbour (bottom) models for the San Gregorio North zone. The blue line is the Inferred tonnes and the red line is the silver grade.

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Figure 17-14 Graphs comparing the Indicated and Inferred silver ounces estimated by both the inverse distance squared (top) and nearest neighbour methods (bottom) for the La Quinta zone, The black line is1:1.

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The results for the San Gregorio North zone compared well showing that the precision of this portion of the Resource Estimate is good.  The Inferred tonnages are within ~10% and the grade curve is slightly steeper at higher grades as expected with the Nearest Neighbour method (Figure 17-15).

Figure 17-15 Tonnes vs grade curves showing the results of the inverse distance squared (top) and nearest neighbour (bottom) models for the San Gregorio North zone. The blue line is the Inferred tonnes and the red line is the silver grade.

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17.10	Issues That Could Affect the Mineral Resource

There are no known factors related to environmental, permitting, legal, title, and taxation, socio-economic, marketing or political issues which could materially affect the mineral resource.  Preliminary metallurgical testing is favourable however additional work is required to show more precisely determine mineral recoveries and define appropriate processing techniques.  Additional SG determinations will better aid in clarifying the relationship with silver grade and potentially result in a better estimation of mineralized vs unmineralized tonnages.

The distribution of Inferred mineral resources in the current estimates reported at zero (0) and 45 g/t silver (base case) are shown in Figures 17-16 and 17-17.  The resources at both of these cut-offs occur as fairly continuous zones within the limits of the existing drill holes suggesting that the resources are favorable with respect to selectivity and other factors when considering mining options.  It is uncertain at this point what would be an appropriate cut-off for potential mining operations at Nieves.  Mineralization occurs at both open pit and underground working depths.  The Preliminary Whittle pit shells (section 17.11) suggest that a significant proportion of material could be mined through open pit operations and a lower cut-off needs to be investigated as additional metallurgical data is obtained on the Project.  As a result, the stated Inferred resources (Table 17-8) in the current Mineral Resource Estimates are considered to exhibit reasonable prospects for economic extraction.

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Figure 17-16 Indicated (blue) and Inferred (green) mineral resources in the la Quinta zone (plan view).  No cut-off applied.  Drill hole traces are shown in black.

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Figure 17-17 Indicated (blue) and Inferred (green) mineral resources in the la Quinta zone (plan view).  45 g/t silver cut-off applied (base case).  Drill hole traces are shown in black.

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17.11	Future Exploration

A conceptual analysis of the resource model was made using mine planning softtware.  The purpose of this analysis is to assist in the development of an appropriate exploration program to advance the Nieves Project.  Gemcom Whittle software was used in this process with conceptual costs forecast by Quaterra, the mineral resources (Indicated and Inferred) and two (2) pit slopes (45 and 50°) to create a number of scenarios.  Gemcom used mining cost of $1.50/tonnes for the smaller mine and processing costs of $12 ($9 for milling + $3 for general costs and administration).A 95% recovery at the mill and a silver price of $15 per troy ounce minus $1.00 for refinery and marketing. Quaterra assumed 1 million tonnes of ore processed per year to define the mine life.   The resource model was re-blocked to 30 x 30 x 10m to account for the area required to move heavy equipment on a bench.  A bench height of 10m was assumed.

The resulting pit shells were examined in 3D and drill holes proposed that would test the area between the shells, along strike outside the shells and potentially upgrade Inferred resources to the Indicated classification. Figure 17-18 shows the 45 degree pit shells with all mineralization that was estimated with a grade greater than 45 g/t silver and was classified as Inferred (blue) or better (brown; Indicated).  This clearly shows that the La Quinta zone needs additional drill testing in the area between the shells to potentially upgrade the Inferred material to Indicated and that additional drill testing should be completed along strike (both directions) of the extents of the larger conceptual pit to potentially increase the tonnage of the silver mineralization.  Similarly, drilling needs to be completed along strike, in both directions of the San Gregorio Zone to determine the extents of the mineralization that occurs along this trend (Figure 17-19).  Drilling also needs to be closer spaced in the area drilled in the last exploration program to potentially increase to resource class from Inferred to Indicated.

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Figure 17-18 Conceptual pits with 45° slopes showing all mineralization > 45 g/t silver.  The brown pit is surrounding the Indicated mineral resources.  The larger blue pit incorporates the Inferred material and shows where drilling is needed to potentially upgrade the resource class. Drill hole traces are shown in black.

Figure 17-19 Conceptual pits with 50° slopes showing all mineralization > 45 g/t silver.  The purple pit is surrounding the Indicated mineral resources.  The larger yellow pit incorporates the Inferred material and shows where drilling is needed to potentially upgrade the resource class. Drill hole traces are shown in black.

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17.12	Mineral Reserves Estimation

Mineral reserves have not been calculated from the current mineral resource estimates for the Nieves Property.

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18.0	Other Relevant Data and Information

The author is not aware of any other relevant data or information which is relevant to the project.

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19.0	Interpretation and Conclusions

The current drilling database is considered reliable for the purposes of estimation of mineral resources on the Nieves property.  The approach to the development of the resource block model follows accepted industry standards and the methods of dealing with the past production from the deposit are considered appropriate based on the current information.

The Nieves Property hosts several epithermal style veins and vein systems which have been variably tested by Quaterra and jointly by Quaterra and Blackberry.  Most of the exploration and drilling to date has focused on the La Quinta zone within the Concordia vein system and the North zone of the San Gregorio vein system.

The distribution of drilling completed on the Concordia and San Gregorio vein systems provides a reasonable basis for estimating the shape and location of the distribution of the mineralization.  However, there is limited drilling on the San Gregorio North limiting the resource classification to Inferred only.  Infill drilling completed in 2009 and 2010 successfully defined the high grade mineralization on the La Quinta zone allowing for Indicated resources to be estimated over a larger strike length.  Intervals included in the 3D solids representing the mineralization support the undocumented high grade past production from this deposit.

Drilling in 2009 and 2010 allowed the classification of +4.5 million tonnes of Indicated resources with a grade of 103.4 g/t silver and 0.10 g/t gold, in addition to +10.5 million tonnes of Inferred resources with a grade of 85.5 g/t silver and 0.08 g/t gold within the La Quinta zone.  An initial Inferred resource for the San Gregorio North zone was estimated consisting of +4 million tonnes with a grade of 79.4 g/t silver and 0.15 g/t gold.

The estimated mineral resources in part appear to correspond with recently interpreted geophysical anomalies.  Some geophysical anomalies have not been drilled and are recommended for future testing.  Conceptual pits were designed around the modelled silver mineralization to assist in developing exploration targets and planning drilling to potentially upgrade mineral resources.  silver mineralization associated with both zones is open in both directions along strike and remains open at depth.  Additional drilling in these areas would potentially increase the base case tonnage.  Infill drilling is required to the SW of the La Quinta zone to potentially upgrade resources there to the Indicated classification.

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To advance the Nieves Property towards a development stage, a preliminary assessment (scoping study) is required to establish initial mining and economic parameters.  Additional drilling may be required to evaluate sites for future infrastructure development.

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20.0	Recommendations

The following work is recommended for the Nieves Property:

1.	Step out drilling to close off the strike extent of the Concordia and San Gregorio vein systems (100m centres).
2.
Infill drilling (10-20m centres) in areas of Inferred resources should be undertaken to potentially upgrade mineral resource classification (San Gregorio North and to the SW of the high grade La Quinta resource).

3.	Field check and then drill test the geophysical anomalies that occur outside of these areas (Dolores, Santa Rita, California and Orion).
4.
Continue preliminary metallurgical test work on the Concordia and potentially the San Gregorio mineralization. Additional SG determinations are required to more accurately estimate the deposit tonnage along both vein systems.

5.	Property specific standard reference materials should be prepared and analyzed as part of the revised QA/QC procedure.
6.	Baseline environmental studies should be initiated.

This work can be completed using a phased approach or activities could be undertaken concurrently.  Individual tasks if completed successfully would potentially increase the base case resource tonnage and or have the effect of increasing the resource classification from Inferred to Indicated which would be required to advance to project to a scoping study level.

The estimated cost for this work programme is approximately CDN$1.45 million as shown in Table 20-1.

Table 20 - 1 Recommended 2010 budget for the Nieves Project.
Item	Amount (CDN$)
Drilling – Concordia (~5,000m + analyses)	$500,000
Drilling – San Gregorio North (~1,200m + analyses)	$120,000
Drilling – Dolores (~1,400m + analyses)	$140,000
Drilling – Santa Rita (~1,200m + analyses)	$120,000
Drilling – California (~1,500m + analyses)	$150,000
Drilling – Orion (~1,200m + analyses)	$120,000
Metallurgical test work	$250,000
Updated NI 43-101 compliant resource estimate	$50,000
Total	$1,450,000

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21.0	References

Buchanan, L.J., 1981:  Precious metal deposits associated with volcanic environments in the Southwest; in Dickinson, W.R. and Payne, W.D., eds. Relations of tectonics to ore deposits in the southern Cordillera, Arizona Geological Society Digest, v. 14, p. 237-262.

Cavey, George, 1999:  Summary Report on the Nieves Property, Zacatecas, Mexico; Report for Quaterra Resources Inc.

Corbett, G.J., 2002: Epithermal Gold for Explorationists; AIG Presidents Lecture, AIG On Line Journal April 2002, AIG website: www.aig.asn.au.

Corbett, G.J., and Leach, T.M., 1998: Southwest Pacific rim gold-copper systems: Structure, alteration and mineralization; Economic Geology, Special Publication 6, 238 p., Society of Economic Geologists.

Folinsbee, J. and Pojhan, A., 2010: Preliminary metallurgical testing on a global composite, Nieves project, Mexico, KM2653, p. 49.

Garcia, M.E., Querol, S.F. and Lowther, G.K., 1991: Geology of the Fresnillo mining district, Zacatecas; in: Salas, G.P., ed., Economic Geology, Mexico, Geological Society of America, Boulder, CO, DNAG Volume P-3, p. 383-394.

Gemmell, J.B., Simmons, S.F. and Zantop, H., 1988: The Santo Nino silver-lead-zinc vein, Fresnillo District, Zacatecas, Mexico; Part I Structure, vein stratigraphy, and mineralogy; Economic Geology, v. 83,  no. 8, p. 1597-1618.

Hedenquist, J.W., Izawa, E, Arribas, A, and White N.C., 1996: Epithermal Gold Deposits: Styles Characteristics and Exploration; Society of Resource Geology, resource Geology Special Publication Number 1, Tokyo, Japan, 24 p.

Ruvalcaba-Ruiz, D.C. and Thompson, T.B., 1988: Ore deposits at the Fresnillo Mine, Zacatecas, Mexico; Economic Geology, v. 83, no. 8, p. 1583-1596.

Simmons, S.F., Gemmell, J.B. and Sawkins, F.J., 1988: The Santo Nino silver-lead-zinc vein, Fresnillo District, Zacatecas; Part II, Physical and chemical nature of ore-forming solutions; Economic Geology, v. 83, no. 8, p. 1619-1641.

Simmons, S.F., 1991: Hydrologic implications of alteration and fluid inclusion studies in the Fresnillo District, Mexico; evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn orebodies; Economic Geology, v.  86, no. 8, p. 1579-1601.

Stone, M., 2009: Independent Technical Report, The Nieves Silver Project, Zacatecas, Mexico, 104 p.

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Turner, Tom, 1998: The Nieves District, Zacatecas, Mexico, A geologic report; Report for Western Copper Holdings Ltd.

Turner, Tom, 1999: The Nieves District, Zacatecas, Mexico, A geologic report; Report for Western Copper Holdings Ltd.

Wendt, Clancy, J., 2002: The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico; Technical Report for Mega Capital Investments.

Wetherup, Stephen W., 2006: Independent Technical Report, Nieves Silver Project, Zacatecas, Mexico, 56 p.

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22.0	Statements of Authorship

This Report, titled “Independent Technical Report, Nieves Property, Mexico”, and dated September 17th, 2010 was prepared and signed by the following author:

“Michelle Stone”

Senior Project Geologist, Ph.D., P.Geo.
September 17th, 2010
Toronto, Ontario

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23.0	Additional Requirements for Technical Reports on Development Properties and production Properties

The author is unaware of any additional requirements for the Property as it is not currently a development or production property.

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APPENDIX 1

CERTIFICATE OF AUTHOR

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CERTIFICATE OF AUTHOR

I, Michelle Stone, of 4361 Latimer Crescent, Burlington, Ontario, do hereby certify that:

The report to which this certificate relates is entitled “Independent Technical Report, Nieves Property, Sonora, Mexico” prepared for Quaterra resources Inc. and Blackberry Ventures 1, LLC, and dated the 17th of September, 2010 (the “Technical Report”) and is based on a study of the data and literature available on the Nieves Property.  I am responsible for preparation of the Technical Report.

I am a Senior Geologist with Caracle Creek International Consulting Inc., 34 King Street East, 9th Floor, Toronto, Ontario.

I hold a B.Sc. (1994) from McMaster University (Ontario), an M.S. (1996) from the University of Alabama (Alabama), and a Ph.D. (2005) from the University of Western Australia (Australia).

I am a Professional Geoscientist and a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 2006 (registered #30601).      I have practiced my profession continuously since 1994 and have worked on metallic and non-metallic, exploration and mining stage projects including: Au, Ag, Ni-Cu-PGE, Cu-Pb-Zn, Ta-Nb, iron ore, lithium and potash and phosphate.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, and affiliation with a professional association, I meet the requirements of a Qualified Person as defined in National Instrument 43-101.  I am independent of the issuer applying the test in Section 1.4 of National Instrument 43-101.

I completed a site visit in 2009 and most recently on May 19th and 20th, 2010.   I prepared the initial mineral resource estimate for the Property in 2009, and have had no other involvement with the Property that is the subject of this Technical Report.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

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Signed and sealed this 17th day of September, 2010, at Burlington, Ontario.

“Michelle Stone”

Michelle Stone, Ph.D., P.Geo.

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